EXHIBIT 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2006

March 29, 2007

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Note: All dollar figures in this Annual Information Form are shown in United States dollars unless otherwise stated. As most of Northgate Minerals Corporation’s ("Northgate" or "the Corporation") operating costs are in Canadian dollars and virtually all of the revenues are in US dollars, the reader is directed to the section on Risk Factors for a discussion of the effect of changes in the Canadian$/US$ exchange rate on the Corporation’s financial results..

All documents incorporated by reference have been filed and are available under the Northgate Minerals Corporation company profile at www.sedar.com.

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DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risks and Uncertainties" in Northgate’s 2006 Annual Report and under the heading "Risk Factors" in this Annual Information Form ("AIF"). The Annual report is filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSSARY OF TERMS

(Additional technical terms are defined in a Technical Glossary at the end of this document.)

In this Annual Information Form, unless otherwise indicated:

  "mineral resource" means a concentration or occurrence of material of economic interest in or on the earth’s crust in such form and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge or interpreted from a well constrained and portrayed geological model. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

  "measured resource" means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

  "indicated resource" means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

  "inferred resource" means that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be of limited or of uncertain quality and reliability.

  "reserve" means that part of a mineral deposit which could be economically and legally produced at the time of the reserve determination.

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  "proven reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

  "probable reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

This Annual Information Form uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

RISK FACTORS

Recent Earnings
The Corporation had net earnings of $106,742,000 in 2006, $39,557,000 in 2005, and $32,796,000 in 2004. The Corporation’s profitability depends on the prices of gold and copper, the exchange rate between Canadian and United States dollars, levels of gold and copper production, cash operating costs and the other factors the impacts of which are discussed in the following sections.

Cash Costs of Gold Production at the Kemess South Mine
The Corporation’s cash operating costs to produce an ounce of gold are dependent on a number of factors, including primarily the price and production level of copper, the revenue from which is offset against the cost of gold production for purposes of cash cost calculation, the treatment and refining charges for copper concentrate and the US dollar/Canadian dollar exchange rate. As these factors are beyond the Corporation’s control, there can be no assurance that the Corporation will be able to achieve low cash cost gold production.

Sensitivity to Metal Prices
The Corporation’s earnings are directly related to the prices of gold and copper as its revenues are derived primarily from gold and copper mining. The Corporation produces a gold bearing copper concentrate that is shipped to third party smelters for extraction of these metals. In this respect, the Corporation is affected by the global market for gold bearing copper concentrate. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Corporation’s control, including global and regional demand, political and economic conditions, central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, and production costs in major gold and copper producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold and copper prices are also affected by worldwide production levels. In addition, the prices of gold and copper have on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and copper prices may adversely affect the Corporation’s financial performance or results of operations. If the Corporation’s revenues from the sale of gold and copper fall below the Corporation’s cost of production due to a fall in the price of gold and/or copper and prices remain at such levels for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. Under the Corporation’s Risk Management Policy, approved by its board of directors, the Corporation intends to make use of copper/foreign exchange/energy hedging strategies where appropriate. There is however, no assurance that the Corporation’s hedging strategies will be successful or that fluctuations in the prices of gold or copper will not materially adversely affect the Corporation’s financial performance and results of operations.

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At December 31, 2006, the Corporation had forward sales commitments with major financial institutions to deliver 60,000 (2005 – 139,000) ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between March 30, 2007 and December 31, 2007. The unrealized loss on these forward contracts at December 31, 2006 was approximately $20,265,000 (2005 – $32,964,000). In 2006, the Corporation closed out 79,000 ounces of its hedge book at a cost of $25,397,000. In accordance with Accounting Guideline 13, "Hedging Relationships", losses associated with the early settlement of these contracts were deferred and will be recognized in results from operations at the time the hedged sale occurs. Of the 79,000 ounces of gold forward sales contracts closed out in 2006, 27,000 ounces were originally scheduled to be closed out during 2007 and at December 31, 2006 the deferred hedging loss of $8,583,000 resulting from closing out these contracts remained deferred and will be recognized in results from operations in 2007 at the time the hedged sale occurs.

At December 31, 2006, the Corporation had forward sales contracts with a major financial institution to fix the price of delivered copper for which final settlement has not occurred. A total of 21,650 metric tonnes of copper were sold forward using LME contracts maturing from January 2007 through May 2008 at an average forward price of $3.19 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Falconbridge Limited (a wholly owned subsidiary of Xstrata) under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis. The fair value of these contracts at December 31, 2006 was a net gain of $15,488,000 (2005 – a net loss of $755,000).

The volatility of gold prices is illustrated in the following table, which sets forth for the periods indicated the high, low and average fixing prices for gold on the London Bullion Market (the "London AM Fix").

	2006	2005	2004	2003	2002
High price ($ per ounce)	$725	537	456	417	349
Low price ($ per ounce)	$525	411	373	320	278
Average price ($ per ounce)	$604	445	410	364	310

On December 30, 2006, the London AM Fix was $632 per ounce of gold.

The following table sets forth for the periods indicated the high, low and average prices on the London Metal Exchange for copper.

	2006	2005	2004	2003	2002
High price ($ per pound)	3.98	2.11	1.49	1.05	0.77
Low price ($ per pound)	2.05	1.39	1.06	0.70	0.64
Average price ($ per pound)	3.05	1.67	1.30	0.81	0.71

On December 29, 2006, the London Metal Exchange Grade A copper settlement price was $2.85 per pound.

Sensitivity to Foreign Exchange Rates
The Corporation’s operating results and cash flow are significantly affected by changes in the US/Canadian dollar exchange rate ("FX"). As noted previously, the Corporation’s revenues are denominated in US dollars and most of the expenses are denominated in Canadian dollars, therefore exchange rate movements can have a significant impact on all of the Corporation’s costs. Based upon the Corporation’s projected 2007 production and operating cost estimates, a one-cent change in the average annual US/Canadian dollar exchange rate would affect before tax net income and operating cash flow by approximately $2.8 million were it to remain in effect for the entire year. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Corporation has periodically used forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Corporation’s foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Corporation’s financial performance and results of operations. As of December 31, 2006, the Corporation had no outstanding foreign currency options or forward foreign exchange contracts.

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The following table sets forth for the periods indicated, the high, low and average exchange rates of the United States dollar into Canadian dollars:

	2006	2005	2004	2003	2002
Average Rate	1.1346	1.2732	1.3015	1.4010	1.5702
High Rate	1.1796	1.1424	1.4003	1.5747	1.6128
Low Rate	1.0926	1.2117	1.1714	1.2924	1.5108

On December 31, 2006, the Bank of Canada quoted noon exchange rate between the Canadian and US dollar was 1.1664 CDN$/US$.

Sensitivity to Interest Rates
Fluctuations in interest rates can affect the Corporation’s results of operations and cash flows. The Corporation’s bank debt (if any) and cash balances are subject to variable interest rates. The Corporation retired its project debt in February, 2006 and its capital lease agreements are subject to fixed interest rates. Therefore as of the date of this Annual Information Form, the Corporation is relatively insensitive to interest rates except to the extent that interest is earned on its current cash balances. The Corporation’s cash balance at December 31, 2006 was $262,199,000 so a 1% change in interest rates would have and effect of $2.6 million on before tax earnings and cash flow.

Sensitivity Summary Table
The table below summarizes the estimated impact on the Corporation’s 2007 before tax earnings and cash flow of the variations in commodity prices, foreign exchange rates and interest rates, based on the projected production at the Kemess South mine in 2007, if the change were to remain in effect for the full year.

		Earnings & Cash Flow Impact (Before Tax) ($ millions)

Factor	Change
Gold Price	$10/ounce	2.3
Copper Price	$0.05/pound	1.8
CDN $/US$ Exchange rate	$0.02	2.8
Interest Rates	1%	2.6

Dependence on the Kemess South Mine and Development of Kemess North
The Corporation’s mining and milling operations at Kemess South accounted for all of the Corporation’s metal production in 2006 and will account for all of the Corporation’s future metal production unless additional projects are acquired and/or brought into production. Any adverse condition affecting mining or milling conditions at the Kemess South mine could be expected to have a material adverse effect on the Corporation’s financial performance or results of operations until such time as the condition is remedied or the Corporation’s other exploration and development properties are brought into production. In addition, the Corporation’s principal development program is the Kemess North Project. The feasibility study completed in October, 2004, involves engineering and design work to enable the extraction of ore and may present new or different challenges for the Corporation. In addition, some First Nations groups have expressed opposition to certain aspects of the project. There can be no assurance that the Corporation’s current exploration and development programs in the Kemess region will result in any new economically viable mining operations or yield new reserves to replace or expand current reserves. Furthermore as the necessary permits have not been granted in time for the start of production at Kemess by late 2006, as envisaged in the Feasibility Study, co-production of Kemess North and Kemess South may not be an option. If and when the necessary permits are granted, the Corporation will have to revise the Feasibility Study for Kemess North in light of the prevailing economic conditions at that time. Since the completion of the 2004 Feasibility Study almost all of the key economic parameters have changed dramatically notably the prices for gold and copper, foreign exchange rates, the prices and availability of materials, equipment and services necessary to build a project of this scale. The financial strength of the Corporation has also improved since 2004 and this will also impact the ability of the Corporation to finance a project of this scale.

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Dependence on Key Personnel
Northgate Minerals Corporation is dependent upon the services of key management personnel. The loss of any of these personnel, if not replaced, could have a materially adverse effect on Northgate’s business and its operations. Northgate does not currently have key person insurance on these individuals.

Dependence on Unionized Employees
Northgate employs approximately 360 personnel at its Kemess Mines operation. The majority of these personnel are represented by a union (the International Union of Operating Engineers Local 115) and the terms of their employment are subject to a collective bargaining agreement that expires December 31, 2007. There can be no assurance that there will not be any labour disruptions from time to time.

Future Financing Risks
To fund its growth, the Corporation is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in the Corporation and its projects. To increase its access to capital, the Corporation maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.

Uncertainty of Ore Reserves and Mineral Resources
Although the Corporation has carefully prepared the mineral reserves and resources figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by the Corporation may differ from the estimated grades of the reserves and mineral resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates, may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may impair the profitability of a mine in any particular accounting period.

Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Reserve Estimates
The figures for proven and probable mineral reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Corporation has estimated proven and probable mineral reserves based on a $475 per ounce gold price and a copper price of $1.40 per pound and a Canadian/US dollar exchange rate of 1.25. The market prices of gold and copper have for more than three years traded, on average, slightly above the price at which the Corporation estimates its reserves (Three year trailing average prices are $487, $2.01 and 1.215 for Au, Cu and FX). Prolonged declines in the market price of gold and copper may render reserves containing relatively low grades of gold and copper mineralization uneconomic to exploit and could reduce materially the Corporation’s reserves. Should such reductions occur, the Corporation could be required to take a material write down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow.

Mining Risks and Insurance
The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstance. However, the Corporation may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Corporation may become subject to liabilities, which exceed policy limits. In such case, the Corporation may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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Income Tax
The Corporation was not cash taxable in the years prior to 2006. In 2006 the Corporation paid $484,000 in cash income taxes. While the Corporation does still have significant tax shields, it will continue to pay some amount of cash income taxes during the remaining reserve life of the Kemess South mine at forecasted commodity prices.

Cost of Exploration and Development Programs
The Corporation’s profitability is significantly affected by the cost and results of its exploration and development programs. As mines have limited lives based on proven and probable reserves, the Corporation actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary regulatory permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace or expand current reserves.

Regulatory
The Corporation’s mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Legal
The Corporation is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While the Corporation believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on the Corporation’s financial condition, there is a risk that if such decisions are determined adversely to the Corporation, they could have a material adverse effect on the Corporation’s profitability.

First Nations Land Claims, Competition and Scarcity of Mineral Lands
Native land claims in British Columbia remain the subject of active debate and litigation. The Kemess Mines operation and associated mineral tenures lie within overlapping land claims of several First Nations, as is the case for much of British Columbia. Until these land claims are settled between the First Nations and different levels of the Canadian governments there can be no assurance that these land claims will not create delays in project approvals or unexpected delays in project progress or result in additional costs to advance projects in British Columbia.

Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Corporation contemplates conducting exploration activities. The Corporation may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Corporation. Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new mining properties.

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Risk of Acquisitions
The Corporation is actively evaluating opportunities to acquire additional gold mining assets and businesses. These acquisitions may be significant in size, may change the scale of the Corporation’s business, and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition targets, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Corporation’s ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Corporation may need additional capital to finance the acquisition. Debt financing related to acquisition will expose the Corporation to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Due to all of the foregoing, the Corporation’s pursuit of any future acquisition may have a materially adverse effect on its business, result of operations, financial condition, cash flows and liquidity.

Volatility of Share Price
The price of Northgate’s common shares may be highly volatile as a result of factors such as the following, some of which are beyond the Corporation’s control:

  Fluctuations in the price of gold and copper and/or the Canadian$/US$ exchange rate;
  Variations in reserve grade estimates;
  Variations in the Corporation’s operating results;
  Operating results may vary from the expectations of securities analysts and investors;
  Changes in expectations as to the Corporation’s future financial performance, including estimates by securities analysts and investors;
  Changes in market valuations of other gold companies;
  Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Corporation or its competitors;
  Additions or departures of key personnel; and
  Future issuances of the Corporation’s common shares.

In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Northgate’s common shares, regardless of its actual operating performance.

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1.0 CORPORATE STRUCTURE

1.1     Name, Address and Incorporation
Northgate Minerals Corporation ("Northgate" or the "Corporation") was incorporated under the Ontario Companies Act by letters patent dated January 7, 1919 under the name Kirkland-Hudson Bay Gold Mines Limited. In 1958, the Corporation was reorganized and its name changed to Northgate Exploration Limited. On May 14, 2004 the name was changed again to Northgate Minerals Corporation in order to better differentiate the Corporation from companies that are not mineral producers or those that operate in the oil and gas sector. A Restated Certificate and Articles of Incorporation were issued to Northgate on August 3, 1984 pursuant to the Business Corporations Act (Ontario), which superseded the Letters Patent and all amendments thereto. In June 2001, the Corporation obtained shareholder approval to continue the Corporation into the Province of British Columbia pursuant to the provisions of the Company Act (British Columbia). The Corporation was continued into British Columbia on January 31, 2003 under number C-663195 and transitioned under the Business Corporations Act (British Columbia) on May 20, 2004. The Corporation’s head office is located at 815 Hornby Street, Suite 406 Vancouver British Columbia V6Z 2E6 and its registered office is located at 1500-1040 West Georgia Street, Vancouver, British Columbia, V6E 4H8.

1.2     Inter-Corporate Relationships
At the beginning of the year 2006 the Corporation held its interests in mining or exploration properties through a number of subsidiaries as shown in the table below, along with the jurisdictions of incorporation of these companies, and the percentage of voting and equity shares owned by Northgate or its subsidiaries. On July 31, 2006, the Corporation and its three wholly owned subsidiaries (formerly inter-related as shown below) completed a vertical amalgamation in order to simplify the group’s corporate structure. All of Northgate’s assets and activities are now within Northgate Minerals Corporation.

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1.3     Capital Structure
The authorized capital of the Corporation is an essentially unlimited number of Common, Class A and Class B preferred shares (100,000,000,000,000 shares of each class), all without par value. The shares, warrants and options issued and outstanding as of December 31, 2006 are summarized in the table below.

Security Type	Outstanding December 31, 2006	Expiry Date/Comments
Common shares	253,700,033
Preferred shares	None
Common Share Purchase Warrants	None	17,617,743 warrants were exercised and 239,392 warrants expired on December 28, 2006
Common Share Purchase Warrants - "A"	None	20,290,490 warrants were exercised and 34,709 expired on December 28, 2006
Warrants assumed upon purchase of Young-Davidson	None	54,090 exercised Jan 6, 2006 200,334 exercised Feb 22, 2006 40,066 exercised Mar 16, 2006 20,033 exercised Mar 16, 2006
Employee Stock Options (9,710,752 authorized)	4,655,340 issued 2,097,340 exercisable	Various dates from January 15 2006 through October 20, 2012; strike prices from CDN$0.69 to $3.85. Average strike price of issued options is CDN$2.15

1.4     Shareholder Rights Plan
At the May 14, 2004 Annual General Meeting, shareholders approved the shareholder rights plan that had been approved by the Board of Directors of the Corporation on March 11, 2004 (the "Effective Date"). The Plan will be in effect until March 11, 2010, the sixth anniversary of the Effective Date, but must be reconfirmed by the shareholders at the 2007 annual general meeting.

The shareholder rights plan (the "Plan"), is designed to ensure the fair treatment of Northgate’s shareholders in the event of a take-over bid for the common shares of Northgate and will provide the Board of Directors and Northgate’s shareholders with more time to evaluate any unsolicited take-over bid and, if appropriate, to seek out other alternatives to maximize shareholder value.

At the close of business on the Effective Date, one right (a "Right") is issued and attaches to each common share of Northgate outstanding at that time. A Right will attach to each common share of Northgate issued after the Effective Date.

The Plan is similar to shareholder rights plans adopted by a number of other Canadian companies. The Plan is not intended to block take-over bids. The Plan includes "Permitted Bid" provisions which do not invoke the dilutive effects of the Plan if a take-over bid is made by way of a take-over bid circular that remains open for a minimum of 60 days and is accepted by not less than 50 per cent of the common shares held by independent shareholders. The Plan will be invoked by an acquisition bid, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of Northgate or the commencement of a take-over bid that is not a Permitted Bid.

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2.0 GENERAL DEVELOPMENT OF THE BUSINESS

Northgate is a Canadian based gold and copper concentrate producer. The Corporation owns and acquires properties, explores for precious and base metals. By market capitalization and ounces of gold production the Corporation is classified as a mid-tier gold mining company. Northgate owns a low-grade open pit mine (Kemess South) that processes its ore through a floatation mill circuit. Achieving profitability is dependent on metal prices and foreign exchange rates as described in the section entitled "Risk Factors" as well as achieving low operating costs through the mining and milling of large volumes of ore. In this respect the Corporation is one of the most efficient mines in the world for an operation of its size.

The Corporation acquired its interest in the Kemess Mine in November 1999 when it purchased a 95% royalty interest in the mine from the Interim Receiver of Royal Oak Mines Inc. ("Royal Oak"). Royal Oak’s creditors and the Ontario Superior Court of Justice approved this purchase effective February 14, 2000.

In order to finance the acquisition of the Kemess Mine, Northgate arranged bridge financing with Brookfield Asset Management ("Brookfield") that at December 31, 2000 totalled $166 million (CDN $268 million), repayable at the option of Northgate, in common shares. On December 31, 2000 Northgate converted its royalty interest into a 95% equity interest in Kemess Mines Ltd. Subsequent financings repaid the bridge loan and resulted in the issuance of share purchase warrants that were exercised in late 2006 as described in the next section. Brookfield continues to hold a 1.62% Gross Metal Value Royalty and guaranteed the project debt facility that was paid out by the Corporation on February 15, 2006.

In 2000, the Company initiated exploration in the area of the Kemess North deposit. The surface expression of low grade mineralization had been recognized and worked on for many years by previous operators and had been the stimulus for work in the area. The 2000 work by Northgate resulted in the discovery and recognition of a high grade core to the occurrence. The extent of this mineralization was defined by subsequent drill programs and a Feasibility Study was initiated and subsequently completed in 2004.

2.1     Three Year History

Kemess Mines Ltd.
On September 13, 2001, Kemess Mines Ltd. completed a $100 million syndicated credit facility, the proceeds of which were used to repay the principal on Northgate’s senior debt facility owing to Brookfield. The final balance was fully repaid on February 15, 2006 and on June 23, 2006, the project loan facility was officially retired and all guarantees and security interests in favour of the lenders and the guarantor were released and discharged.

Warrants
Prior to their expiry on December 28, 2006, 37,908,233 of Northgate’s publicly traded common share purchase warrants were exercised and an identical number of Northgate common shares were issued. These warrants were issued in 2002 as part of two separate financings. The warrants exercised represented 99.3% of the warrants that were outstanding prior to expiry and as a result of the exercise, the number of issued and outstanding common shares of Northgate has now risen to 253,709,033. Both series of warrants (CUSIP numbers 666416169 and 666416177) have now been de-listed from the Toronto Stock Exchange and all remaining warrants expired unexercised.

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2.2     Significant Acquisitions and Dispositions

Young-Davidson Mines, Limited
On November 2, 2005 Northgate completed the acquisition of Young-Davidson Mines, Limited ("Young-Davidson") through an amalgamation between Young-Davidson and 2080263 Ontario Inc. a wholly owned subsidiary ("Northgate Subco") of Northgate under Section 175 of the Business Corporations Act (Ontario). Under the terms of the amalgamation, Northgate issued 0.7212 Northgate common shares per Young-Davidson share. A similar exchange ratio applied to other outstanding Young-Davidson securities, such as Options, Warrants and Broker Warrants ("Convertible Securities"). Northgate issued a total of 13.1 million common shares and assumed 747,243 Convertible Securities. As of March 29, 2007, 747,243 common shares had been issued upon exercise of the Convertible Securities. The imputed value of this transaction was $18.2 million.

3.0 NARRATIVE DESCRIPTION OF THE BUSINESS

3.1     Kemess South Mine, Kemess North Project and Other Mineral Claims
Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation’s principal asset is its 100% interest in the Kemess South open pit mine and its associated infrastructure and mineral rights ("Kemess South") located in north-central British Columbia, 430 kilometres northwest of Prince George. The mineral rights cover an area of 34,735 hectares (34.7 square kilometres or 85,830 acres) and are held as four Mining Leases covering the Kemess South (1 lease) and Kemess North (3 leases) deposits, 64 mineral claims surround the Mining Leases. One mineral claim (NOR 1) is held under an option agreement. Thirteen of the 64 mineral claims are subject to minor net smelter return royalties, only two of these claims have known mineral reserves and these claims are now within the Kemess South Mining Lease. A two percent net smelter return royalty is held by a private syndicate on one mining claim within the ultimate pit outline. This is subject to a CDN$60,000 per year advance royalty until mining is initiated on this claim which will occur in 2007. A second gross metal value royalty of 1.62% is held by Brookfield and only applies to the Kemess South deposit. The Mining Leases are valid until 2027 and 2034 respectively and the majority of mineral claims have sufficient assessment credit filed to keep them in good standing until at least 2013 with the balance being valid until either 2011 or 2015.

The Corporation is currently focusing its exploration activities within its land position surrounding the Kemess South mine and the Young-Davidson property in Ontario acquired in 2005. The Corporation has also signed option agreements with Rimfire Minerals Corporation ("Rimfire") and Doublestar Resources Limited ("Doublestar") for exploration and development of properties in British Columbia.

NORTHGATE MINERALS CORPORATION	11

3.2     Kemess North and South Reserves and Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This Annual Information Form uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The Corporation’s reserves and resources at both Kemess South and North as at December 31, 2006 are summarized in the table below. Although Northgate has carefully prepared and verified the mineral reserves and resources presented below and elsewhere in this Annual Information Form, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2006	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000s lbs)
Reserves[3]
Kemess South1&3	Proven	49,280,000	0.61	0.21	963,499	225,400
Kemess North 1&2	Proven	299,267,000	0.30	0.16	2,910,547	1,039,798
	Probable	124,631,000	0.29	0.15	1,180,855	412,970
		423,898,000			4,091,402	1,452,768
Total Proven &
Probable Reserves		473,178,000			5,054,901	1,678,168

[1]

The preceding mineral reserve estimates were estimated in accordance with the definitions contained in the "Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000, using classical and/or geostatistical methods plus appropriate mining parameters. Reserves for Kemess South were calculated using the following economic parameters: exchange rate CDN$/US$1.25; gold price $475 per ounce; copper price $1.40 per pound; and, silver price $7.50 per ounce. Operating assumptions were as follows: Au recovery 67.7%, Cu recovery 81.5%, mining costs CDN$1.87/tonne; milling costs CDN$3.86/tonne; and, G&A CDN$1.42/tonne. Smelter price participation for copper is variable but capped at $0.035 per pound. Resources for Kemess South were calculated at an exchange rate CDN$/US$ 1.25, gold price $525 per ounce, copper price $1.55 per pound and silver price $8.50 per ounce. Operating assumptions were as follows: Au recovery 66%; Cu recovery 77%; mining costs CDN$1.23/tonne; milling costs CDN$3.71/tonne; and, G&A CDN$1.27/tonne. Reserves for Kemess North were calculated at the time of the feasibility study using the following economic parameters: exchange rate CDN$/US$1.40; gold price $375 per ounce; copper price $1.00 per pound; and, silver price $5.00 per ounce. Resources for Kemess North were calculated using CDN$/US$ exchange rate of $1.40, gold price of $425 per ounce, copper price of $1.20 per pound and silver price of $5.00 per ounce.

[2]

The mineral reserve and resource estimates for Kemess North and the Nugget (West Cirque) Zone were prepared by Jim Gray of GR Technical Services Ltd. and Carl Edmunds, Exploration Manager, Northgate Minerals Corporation. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy and has over 28 years of engineering experience. Mr. Edmunds is a member of the Professional Engineers and Geoscientists of British Columbia and has 19 years of experience in mineral resource estimation. These reserve and resource estimates are unchanged from the 2005 Annual Report.

[3]

The mineral reserve and resource estimates for Kemess South were prepared by Gordon Skrecky, Chief Mine Geologist, Kemess Mines. Mr. Skrecky is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has 20 years of experience in mineral resource estimation.

NORTHGATE MINERALS CORPORATION	12

			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2006	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000s lbs)
Resources (in addition
to reserves)[3]
Kemess South3&4	Indicated	10,142,000	0.33	0.16	108,579	35,318
Kemess North 2&4	Measured	148,531,000	0.31	0.16	1,502,001	518,387
	Indicated	137,308,000	0.28	0.12	1,235,234	368,022
Nugget (West Cirque)[6]	Measured	3,341,000	0.38	0.07	40,313	5,311
	Indicated	6,112,000	0.36	0.07	70,211	9,109
Total Measured &		305,434,000			2,956,338	936,147
Indicated Resources

The most current Technical Report on Kemess South was prepared by Brian O’Connor, Senior Mine Geologist at the Kemess Mine and filed on SEDAR April 28, 2005. Other technical reports on Kemess South mine, the Kemess North deposit and other mineral claims can be found in the technical reports entitled "Technical Report – Kemess Mine Review BC" prepared by MRDI Canada (a division of AMEC E&C Services) dated December, 2001 and two addendum reports dated February, 2002.

3.3     Kemess North
The Kemess North reserves and resources are documented in two NI 43-101 reports (one in 2004 and one in 2005) by GR Technical Services Ltd. entitled "Revised Kemess North Pre-Feasibility Project" that are incorporated herein by reference. The Executive Summary of the May 2, 2005 report is in part reproduced below6 along with relevant sections of the 2004 report, namely the section on Milling and Kemess North Economic Analysis and Sensitivity. The section on Permitting is an update based on events subsequent to the filing of these two technical reports. These reports are available on SEDAR at www.sedar.com. The "Revised Mineral Reserve and Resource Kemess North Project, May 2, 2005" report refers to periods of co-processing of ores from Kemess North and Kemess South, and assumes mining of Kemess North ores would start in 2006. Since the necessary permits have not been granted as of this date, the period of co-processing will be different or non-existent once the necessary permits are granted. If the period of co-processing is not possible as a result of permitting and regulatory delays this will severely impact the project economics as originally modelled. This may be mitigated in whole or in part by the change in commodity prices and foreign exchange rates.

[4]

The preceding mineral resource estimates were estimated in accordance with the definitions contained in the "Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000,using classical and/or geostatistical methods plus appropriate mining parameters.. Resources for Kemess North were calculated using CDN$/US$ exchange rate of $1.40, gold price of $425, copper price of $1.20 and silver price of $5.00.

[5]	Nugget (West Cirque) was calculated at reserve price assumptions but must be reported as a resource as there is no pit designed for this material. Additional resources are within the Measured and Indicated Resources for Kemess North.
[6]	The property description portion has been updated, but the Executive Summary is otherwise unchanged.

NORTHGATE MINERALS CORPORATION	13

Property Description – Location, Ownership and Current Operations

The Kemess North deposit is part of the Kemess Property, which is located approximately 430 km northwest of the city of Prince George, British Columbia, Canada, at 57°02’ north longitude and 126°47’ west latitude. The Kemess Property is owned by Northgate who hold the surface rights to the property through their mineral claims and mining leases. The property includes four mining leases with applications for another two mining leases, 74 mineral claims and one mineral claim under option. Total acreage of all mineral tenures is 85,829 acres (34,735 hectares).

The Kemess South deposit, located on mining lease #354991, currently supplies mill-feed to a 52,000 tpd mill. In 2001, Northgate announced the discovery of a significant deposit at Kemess North, which was the focus of major drilling campaigns during 2002, 2003, and 2004. The Kemess North project site is generally located in three north facing alpine cirques with original ground surface ranging from 1,500 to 2,000 m elevation all above tree line. Open pit mining will be located in the centre cirque and eastern cirques. The southern pit wall will be bounded by the southern headwall of the eastern cirques. The crusher and other infrastructure will be located at the pit rim in centre cirque. A natural rock glacier is evident in the western cirque. No surface development has been planned to date in the western cirque.

The climate is generally moderate, although snow can occur during any month. Temperatures range from -35° to 30° and average annual precipitation amounts to 890 mm. Since mining will be scheduled for year round operations, 24 hours per day equipment and procedures will need to be adaptable for the variations of 4 seasons in a mountain environment. The current Kemess South operations will be suited for Kemess North with some provision for more extreme weather conditions at the higher elevations and provision for avalanche monitoring and control.

Access to the Kemess North project is provided by both air and road via the current Kemess Operations. Personnel are from various locations in British Columbia and Alberta. There are scheduled year-round flights from surrounding communities and Vancouver. All season road access is from either the town of Mackenzie or Fort St. James via the Omineca resource access road. A privately owned, 380 km power line originating in Mackenzie in the south provides power to the mine area via the BC Hydro grid.

Kemess Mines holds surface rights through its mineral claims and mining leases. Onsite infrastructure for the current operation consists of an office, maintenance facilities, a camp, a mill, crushers and raw ore stockpile areas, access and service roads, airstrip, explosives depot, and tailings facilities. The tailings pond capacity is sufficient to meet the needs of the Kemess South ore body until depleted in 2009.

The Kemess North mining plan is based on utilizing the current facilities for ore processing, accommodation, and support, plus new facilities for the Mining operation at Kemess North. These include access roads, potential waste dump sites, a pit side crusher and conveyor system to the current plant site, a field supervision and equipment service centre adjacent to the pit and a new tailings pond located at Duncan Lake.

Preproduction stripping and construction of the Kemess North field service facilities will commence 1 to 2 years in advance with Production beginning when the ore transportation system from Kemess North is in place and the first pit side crusher is in operation. There will be a transition period required where both Kemess South and Kemess North mining operations are feeding the mill, which will continue until reserves are exhausted at Kemess South. When mining is completed at Kemess South all crushing capacity will be transferred to the Kemess North crusher station.

Tailings and waste dump facilities are being designed at Duncan Lake with sufficient capacity for the Kemess North waste. This includes all mill tailings and mine waste rock. Much of the mine waste rock is PAG material and is planned to be deposited sub-aqueously in the tailings pond. Any NAG material within the pit will be used for construction fill or deposited in waste dumps adjacent to the pit area but in the area specified within the water management plan.

NORTHGATE MINERALS CORPORATION	14

Property Geology

Andesite Volcanics (Takla Group-T3)
The property is predominantly underlain by a thick (>1,000 m) succession of andesitic flows. The flows exhibit textures ranging from fine grained and massive to porphyritic with medium grained and mostly phyric, subhedral augite phenocrysts. The Takla volcanic rocks host a significant portion of the Au-Cu mineralization.

On surface, exposed in the cirque headwalls and some upper intersections of drill intercepts is a bladed feldspar porphyritic unit. Due to the lack of bedding and/or marker horizons, the inclination of the massive thick succession of Takla volcanics is difficult to ascertain but probably reflects the regional trend of flat lying Mesozoic assemblages.

Dacitic Polylithic Fragmental (Hazelton Group - H3: Toodoggone Formation)
Mantling the northern and eastern limits of the Kemess North area is a matrix supported polylithic fragmental volcanic unit. The Polylithic Fragmental Dacite is an enigmatic unit as it shows field relations suggestive of both an extrusive and intrusive emplacement mechanism. The evidence suggests that basement structures and conduits that allowed extrusion of the local Toodoggone volcanic assemblage underlie the Kemess North area.

Quartz Monzonite/Quartz Diorite
These are intermediate intrusive units which do not reach surface. The main quartz monzonite mass beneath East Cirque hosts most of the higher grade Cu-Au mineralization at Kemess North.

Post-Mineral Dykes
Post-ore dykes, including feldspar porphyry and minor mafic varieties, cross cut Takla volcanics and outcrop locally in cirque highwalls and along ridges. The feldspar porphyry dykes also cross cut the Jurassic-Toodoggone fragmental unit and are generally barren and unaltered. The relationship of the feldspar dykes with the larger quartz diorite stocks is not clear, however they appear temporally late in the sequence of events. Mafic dykes are generally thin (<1 m to 4 m), dark green and barren of sulphides and veining.

Faults
At least three steeply dipping, northwest trending normal faults have been inferred from surface mapping and drilling to transect the Kemess North property. Fault spacing ranges from 500 m to 1,500 m and they are generally parallel to the Duncan and Saunders Faults located west and east respectively.

Broken Zone
A flat-lying zone of intensely broken rock and multiple gouge zones (which results in poor drilling conditions) occurs above the deposit, and is referred to as the "Broken Zone". The Broken Zone averages about 80 m from surface to competent bedrock and is comprised of clay, multiple gouge zones and a pyritic-argillic alteration component. Theories on the formation of the Broken Zone range from the effects of present day weathering, porphyry related alteration zonation, to the tectonic end products of shallow faulting and thrusting. The most plausible explanation is that the Broken Zone and related phyllic alteration are due to pre-Toodoggone weathering processes overprinted by modern ground water leaching.

NORTHGATE MINERALS CORPORATION	15

Mineralization
Gold-copper mineralization forms an inclined tabular zone that is centred on the East Cirque porphyritic monzodiorite. Alteration and mineralization is associated with, and zoned both vertically and laterally from the quartz diorite/quartz monzonite intrusive intersected at depth beneath the East Cirque.

The highest-grade Au-Cu zones occur at or near the quartz monzonite – Takla volcanic contact. This zone occurs mostly within the quartz monzonite stock and to a lesser extent within the andesite adjacent to the intrusive stock. The protolith is commonly completely replaced. The quartz monzonite/quartz diorite stock and associated quartz-magnetite zone is interpreted as the heat source driving the porphyry copper-gold system at Kemess North.

Grading outwards from the East Cirque stock into the Takla volcanics, silicification decreases. Sericitization, commonly from the destruction of matrix and phenocryst plagioclase, is pervasive in the Takla volcanic rocks. The uppermost alteration zone is the phyllic or "QSP" zone, which consists mostly of sericite-chlorite-quartz +/- pyrite and forms the extensive Broken Zone and bright orange-red outcrops at surface. Pyrite is common throughout (5-7%), both disseminated and within vuggy quartz veining. This alteration zone is mostly barren of any significant Cu and will often show a slight increase in Au with depth. It has been postulated that this zone shows similarities to an acid leached cap; however, it lacks any form of supergene enrichment in base metals, as occurs at Kemess South.

Overall, sulphide mineralization throughout the deposit consists of 2-3% pyrite, with lesser amounts of chalcopyrite and traces of molybdenum. Pyrite occurs as disseminations, fracture fillings, and veins up to a few centimetres wide generally associated with quartz-anhydrite-magnetite veins and zones of quartz-magnetite replacement. The mode of occurrence of chalcopyrite is similar except that veinlets are rare and significant disseminations occur in zones of stronger quartz-magnetite stock work and quartz-magnetite replacements. Gold and copper grades variably diminish outward into the hanging wall and footwall. Total sulphide content in the core of the deposit averages 3-5%, rising to 5-7% in the pyrite-rich sericitic altered upper halo.

Moving west of East Cirque to the Nugget Zone, alteration and mineralization becomes irregular as the intrusive units approximate steeply dipping dykes. The Nugget Zone alteration is dominated by weak chlorite-biotite altered Takla volcanics commonly with disseminated magnetite. Substantial gold-copper mineralization is present within the Takla volcanics but at depths exceeding 400 m. Beneath West Cirque, in the Nugget area copper-gold mineralization occurs near surface associated with an east west trending fault. Nugget Zone mineralization generally exhibits a higher gold to copper ratio than Kemess North, and rare narrow intersections of gold grades of up to 8 g/t are present.

Exploration

The Kemess North property represents a highly advanced project. The early exploration work in the area identified a porphyry target but it wasn’t until deep drilling in 2001 that significant gold and copper grades were located. Since 2001 exploration has been directed at expanding the resource base in the proposed pit area by drilling 16 holes in 2001, 41 holes in 2002, 19 holes in 2003, and 16 holes in 2004.

Because the target is deep, geological mapping and geochemical techniques add little value, likewise, surface and airborne geophysical exploration have contributed little.

The procedures followed in the field and through the interpretation stage of exploration have been professional. Various crews under the supervision of professional geologists carried out the exploration work. Since 2001 to the present day there has been continuity in personnel both in the field and with the data interpretation. It is considered that the reliability of the data obtained with exploration is very high.

Modeling Resources and Reserves
Kemess North is a large copper-gold porphyry deposit and is typical of porphyry gold-copper deposits in the western cordillera. The deposit has a low-grade ore zone at a depth of 150 m below the ground surface on the western side of the deposit and a higher grade zone 300 to 550 m below surface on the eastern side. A 3-D Block Model has been used to represent the Kemess North mineral Resources. The geology model area used is large enough to include drill holes from the Nugget area to the west and the Kemess East area. To restrict the resource estimate to defined geology units, four major lithology zones were modeled as defined by the drill holes.

NORTHGATE MINERALS CORPORATION	16

A summary of information from the database and geostatistical resource estimate work includes the following:

  216 drill holes.

  44,866 copper assays.

  44,449 gold assays.

  Copper and gold show a correlation factor of 0.80.

  Outlier high grade cutoffs were applied to both Copper and Gold. 14 Copper assays were cut to 1.35% and 16 high grade Gold assays were cut to 4 g/t. The cut grades were used in compositing.

  5 m and 15 m fixed length composites were generated for comparison of the composite length on grade dilution and loss effects with respect to the original assays. The 5 m composites were chosen for modeling which is reasonable for this type of deposit.

  The influence of a few remaining high-grade composites were limited to a maximum of 50 m during interpolation.

  The composites were tagged with a Litho code according to the 3-D solid they were included with.

  Variograms (both grade and directional) using the 5 m composites were studied for Litho codes 5, 6, and 7. Kriging parameters were determined from the variograms for Litho zones 5, 6, and 7.

  A contact analysis was completed indicating that the transition zone across the Litho boundaries is less than the typical drill spacing. Therefore a hard-boundary approach was chosen to interpolate each Litho zone separately.

  Eighteen holes in the database had suspect magnetic surveys. Corrections were done to the surveys to bring them to their estimated measurements. Therefore, 198 holes in the database had the original surveys, and 18 holes have their surveys adjusted. These 18 survey-adjusted holes are included in this study; however, the composites from these 18 holes were excluded from the variogram study because of their questionable spatial locations. The 3-D block model was built using all the drill hole information, including the 18 holes with survey corrections.

  The grade interpolation method and search distances for kriging were based on the Geostatistical analysis and variogram parameters. A minimum of 3 and a maximum of 16 composites were used for the interpolations with maximum 4 composites from each quadrant. The maximum search for the composites was limited to 200 m. The general steps were:

  A background interpolation was done using the inverse distance weighting to a power of three without using the litho boundaries.

  Separate "Ordinary Kriging" (OK) runs were made for AU & CU for LITHO codes 5, 6, & 7 (6 runs) using the specific interpolating parameters for each metal by zone. For blocks that meet the selection criteria the background values were over written.

  The methodology employed for the grade interpolation of the model followed the standard industry practices and is based on the extensive experience on similar deposits.
  The reserves Class codes were assigned based on the Geostatistical analysis and the following items loaded into the model during the grade interpolation runs.
NORTHGATE MINERALS CORPORATION	17

  Resource Classification Criteria Used

1	2	3
Measured Resources	Indicated Resources	Inferred Resources
DIST = < 30 m	DIST = 31-50 m	DIST > 150
or	and	or
	NCOMP = < 5	KRGVR > 1.5
DIST = 31-50 m	or	or
and	51 m < DIST < 150 m	Other blocks that cannot be
NCOMP > = 5	and	classified as measured or
	NCOMP > = 5	indicated
or
51 m < DIST < 175 m
and
LITHO = 5, 6, or 7

  1. Where DIST is the distance to the nearest drill hole from the centre of the block and NCOMP is the number of composites used in the interpolation of a block.

  Mineral Resources
  The following Resource tables are based on the total Geological Model. They only include material within the defined LITHO zones.

  Summary of Measured Resources

	Ordinary Kriging			Inverse Distance (Power=3)
CU %	Metric Tons	Mean	Mean	Metric Tons	Mean	Mean
Cutoff	(x1000)	CU %	AU gpt	(x1000)	CU %	AU gpt
0.00	710,155.0	0.137	0.254	710,155.0	0.137	0.255
0.05	614,548.3	0.154	0.278	594,263.4	0.159	0.285
0.10	455,060.8	0.182	0.321	438,632.3	0.188	0.331
0.15	274,331.9	0.219	0.379	276,137.9	0.225	0.391
0.20	131,394.0	0.270	0.469	142,967.8	0.275	0.476
0.25	57,933.4	0.332	0.615	67,807.8	0.334	0.603
0.30	30,625.8	0.386	0.777	35,750.5	0.391	0.757
0.35	17,427.2	0.434	0.948	21,031.4	0.439	0.918
0.40	9,409.3	0.487	1.136	11,682.4	0.493	1.118
0.45	5,449.7	0.533	1.297	7,125.3	0.538	1.295
0.50	3,116.3	0.578	1.453	4,510.1	0.576	1.447

NORTHGATE MINERALS CORPORATION	18

  Summary of Indicated Resources

	Ordinary Kriging			Inverse Distance (Power=3)
CU %	Metric Tons	Mean	Mean	Metric Tons	Mean	Mean
Cutoff	(x1000)	CU %	AU gpt	(x1000)	CU %	AU gpt
0.00	976,674.2	0.094	0.171	976,674.2	0.093	0.172
0.05	626,223.8	0.134	0.222	610,650.9	0.135	0.225
0.10	396,233.1	0.169	0.276	384,178.8	0.172	0.282
0.15	204,255.7	0.212	0.336	211,585.7	0.211	0.337
0.20	90,803.3	0.260	0.418	93,721.3	0.260	0.417
0.25	38,445.3	0.314	0.529	39,197.0	0.315	0.534
0.30	18,243.9	0.361	0.666	19,042.6	0.361	0.665
0.35	8,644.3	0.408	0.838	7,955.3	0.412	0.831
0.40	3,492.2	0.462	1.012	3,633.1	0.463	0.988
0.45	1,597.3	0.511	1.091	1,613.0	0.512	1.117
0.50	736.0	0.555	1.140	877.0	0.548	1.202

  Summary of Inferred Resources

	Ordinary Kriging			Inverse Distance (Power=3)
CU %	Metric Tons	Mean	Mean	Metric Tons	Mean	Mean
Cutoff	(x1000)	CU %	AU gpt	(x1000)	CU %	AU gpt
0.00	427,834.5	0.025	0.051	427,834.5	0.025	0.051
0.05	53,698.8	0.113	0.154	53,466.2	0.113	0.154
0.10	24,194.7	0.164	0.225	23,975.5	0.164	0.227
0.15	12,214.8	0.204	0.274	12,058.2	0.204	0.273
0.20	7,485.5	0.223	0.313	7,626.4	0.222	0.313
0.25	438.5	0.289	0.579	375.8	0.277	0.589
0.30	109.6	0.371	0.673	94.0	0.334	0.708
0.35
0.40
0.45
0.50

  Reserves
  The Ultimate Economic pit limit is based on a Lerchs-Grossman pit optimization evaluation of the resource in the Feasibility Study 3-D block model. This evaluation includes the Project Base economic parameters, and overall slope design parameters derived from Geotechnical evaluation of the pit walls. The economic pit limited is also constrained to only consider Measured and Indicated Reserve Class material to generate revenue. A final pit design has been designed (P635) based on this Ultimate economic pit limit study and from more detailed Geotechnical slope design parameters including high wall haul roads. The Reserves within the P635 pit design are generated from 3-D block model updated with the 2004 drilling information. The changes to the Resource model from the 2004 drilling were within an increase of 5% for material within the design pit limit. This small difference is not deemed large enough to re-run the economic pit limits to expand the pit.

NORTHGATE MINERALS CORPORATION	19

  Mining recovery is estimated at 95% and mining dilution of 10% is applied at the contact between ore and waste. The dilution grade is estimated at 0.08 g/t Au and 0.05% Cu which is the average grade of material below the incremental cutoff grade. Interpolated SG is used.

  A NSR cutoff has been determined for the Reserves calculation using the following factors:

  NSP (net smelter price); copper CDN$0.901/lb and gold CDN$11.753/g.which accounts for offsite expense, smelting, and refining.

  Mill recovery factor; 88.8% for copper and 61.5% for gold.

  The reserves for the final pit limit (P635) based on an NSR cutoff of $2.20 are:

  Reserve Estimate
  Kemess North, Pit P635

	Diluted Mineable (tonnes x 106)	Cu (%)	Au (g/t)
Proven	299.27	0.157	0.303
Probable	124.63	0.150	0.295
Total	423.90	0.155	0.300

  The final pit design includes 317.72 million tonnes of waste for a strip ratio of 0.75:1.

  Using the same parameters a surface mineable resource estimate was general for a pit shell immediately below and surrounding the P635 design limit and in the western part of the model in the Nugget area. This is based on using the January 2005 Feasibility Study costs and slope angles, a US exchange rate of 1.4 and market price of US$1.20/lb and US$425/oz for copper and gold respectively.

Area	Resource	Mineable	Diluted Grades
	Class	Tonnes x	Cu (%)	Au
		10[6]		(gpt)
Kemess North	Measured	148.53	0.158	0.315
	Indicated	137.31	0.122	0.280
Nugget (West	Measured	3.34	0.072	0.375
Cirque)	Indicated	6.11	0.067	0.357

  Note that the Resource tonnages above are exclusive of Reserve tonnages listed earlier.

  The overall pit slopes and detailed bench design parameters have been provided by Knight Piésold for the different sectors of the pit wall based on an aggressive 1.2 Factor of Safety. The slope design parameters used are contingent on certain operating practices and monitoring as prescribed by Senior review Consultants Will Bawden, PhD, PEng of the University of Toronto, and Chuck Brawner, PEng. Knight Piésold has indicated several design modifications required to the South wall. These modifications have been incorporated into the Feasibility Design (P635).

  The LG sensitivity analysis was used to design the pit pushbacks. To enable a more even annual strip ratio in the production scheduling, the first pushback will mine the near surface lower grade ore on the west side. The deeper east side is split into 2 stages, a shallower north side and a deeper south side mining to the ultimate pit depth. The first pushback has been further revised where the initial benches in the Pre-stripping period are included as a Pre-Production phase. The size of the stages was roughly determined to ensure that each have a sufficient bench width to enable efficient mining operations and for all the stages, the design was pushed to the ultimate pit lateral limit on three walls, with subsequent pushbacks expanding in one direction only. This will enable much more efficient mining operations when adjacent pushbacks are being mined at the same time.

NORTHGATE MINERALS CORPORATION	20

  The production schedule for Kemess North is run from the Pit Phase reserves. All production will be from the owner’s fleet except for minor tonnages for the small initial benches of each pushback. These will require smaller specialized equipment to operate on the steep original ground at the top benches. The major mining equipment from Kemess South will be transferred to Kemess North as ore and waste production is reduced in Kemess South. To meet the higher strip ratio requirements, additional haul trucks will be purchased.

  Environmental
  Environmental considerations for the Kemess North project have been integrated with the Total Kemess property requirements for ongoing operation and final closure. Klohn Crippen has been retained for this work, which covers Mine Waste Management, Water Management, Environmental studies, and Mine Closure planning. Klohn Crippen’s work involves the base line data studies, evaluations, process design and costing as required to meet or exceed the regulations. These requirements have been included in the mining and processing designs and schedules. The capital and operating costs as determined by Klohn Crippen have also been used in the cost modelling.

  Milling (2004 Technical Report)
  The Kemess North ore will be processed in the existing Kemess plant, initially with integrated co-production with the current Kemess South ore and as a stand-alone operation after the Kemess South ore is depleted. During the co-production period the plant capacity will be increased and an ore transportation system from Kemess North will be installed. This will include an Underground ore conveyor system and pit-side crushers. The current capacities, costs and metallurgical performance of the plant are well defined and carry a high level of assurance into the Kemess North project performance and cost estimates.

  The metallurgical test work for Kemess North is based on metallurgical samples taken from the exploration drillholes. The metallurgical samples were well located to represent the deep ore for the Kemess North deposit. Future testing should also be done on the shallow ore on the west side of the pit for more detailed prediction of operating performance during the earlier years of the project.

  The ores of Kemess North share a number of favourable characteristics with the Hypogene ores of the Kemess South deposit:

    Both deposits carry "clean" sulphides without surface oxidation.

    Impurity elements occur in extremely low concentrations.

    The sulphides are coarse grained and are adequately liberated for rougher flotation at a grind of K80 at 145 µ.

    Ball mill work indices are low compared to a majority of porphyry deposits.

    The average metal contents of North ores are slightly lower, copper at 0.20% Cu versus 0.22% Cu and gold at 0.4 g/t Au versus 0.75 g/t for South ores.

    The pyrite content of Kemess North averages 4% compared to 1% pyrite for the South ores. Since pyrite contains finely disseminated gold, higher pyrite carries a larger portion of gold to tailings.

    The near surface ores of the North deposit are of slightly lower grade than those of deeper zones.

    The rougher flotation with Kemess North ores in essence is a bulk sulphide float. Rougher concentrates have to be re-ground to a K80 of less than 20 microns for cleaner flotation to produce quality concentrates.

    Existing flotation cell capacity and de-watering equipment are adequate for treatment of North ores.

    Concentrates will be free of deleterious impurities.

    The Net Neutralization Potential for all North composites is negative; therefore the tailings will be acid generating unless stored under water cover.

  Subsequent analytical work has been completed on the samples from the flotation test work and determined that there was a relationship between Ag and Au in the concentrate for the various pit zones. Silver grades have not been included in the Mining reserves and have not been used in any of the economic pit limit/reserve calculations. Small silver credits have been included in the financial modelling.

NORTHGATE MINERALS CORPORATION	21

  3.4     Summary of Kemess North Project Economics (2004 Technical Report)
  In 2004, the Corporation completed the feasibility study on the Kemess North project. This indicated potential production of 2.6 million ounces of gold and 1.3 billion pounds of copper at a net cash cost of $US 180 per ounce of gold and a capital cost of $190 million. This would extend the life of the Kemess mine until 2019. At a CDN$/US$ exchange rate of 1.45 the project IRR varies considerably depending on metal prices as illustrated in the following matrix.

  Table 1

Copper Price $/lb
Gold Price
		$1.00	$1.10	$1.20	$1.30
	$375	5%	7%	10%	12%
	$400	6%	9%	11%	13%
	$425	8%	10%	12%	14%
	$450	9%	11%	13%	15%

  IRR sensitivities to the key project parameters are presented below:

  Table 2

Parameter	Change	Approximate IRR Change
Gold Price	± $25/oz	1.5%
Copper Price	± $0.05/lb	1.3%
F/X Rate	± 0.05 CDN$/US$	1.5%
Initial Capital	± $10 million	0.4%
Smelter Charges	± $5/mt/$0.005/lb	0.5%

  The Kemess North development scenario upon which the final feasibility study is based has ore production from the Kemess North pit commencing in late 2006-2007 Kemess North ore will be streamed with Kemess South ore until reserves at Kemess South are exhausted in 2012. Kemess North ore will be transported from a primary crusher located adjacent to the Kemess North pit to the ore stockpile at the Kemess South mill via an 8.8 km conveyer that will pass through a 2.8 km tunnel. The longer period of simultaneous operations for Kemess North and South, compared to the May 2004 pre-feasibility study, was made possible by the identification of approximately 25 million tonnes of ore at Kemess South that would be economic under the lower unit cost structure of the combined operation.

  Development of the Kemess North deposit and the expansion of Kemess’ current mill infrastructure to a capacity of 96,000 metric tonnes per day beginning in 2007 will require an initial capital investment of $US 190 million. This figure is $30 million higher than the pre-feasibility study estimate made in May 2004. A significant part of the capital increase resulted from the decision to increase mill capacity from 86,000 to 96,000 tonnes per day in order to enhance operating cash flow in years where lower grade, nearer surface ore is scheduled for processing. The balance of the increase was the result of the general escalation in equipment and construction costs in the current economic environment, which more than offset the slightly lower cost achieved in the final design of the tunnel and conveyer system. The average cash cost of production during the 2007 - 2019 period is $180 per ounce of gold and the cost of production after mining at Kemess South ceases drops to $110 per ounce when higher grade ore at the core of the Kemess North deposit is exposed for processing.

[7]

  The reader is reminded that the assumption of co-production with Kemess South starting in 2006 is no longer valid as production did not start from Kemess North in 2006. The requisite permits must be granted before construction and production can begin. If and when these permits are granted the Company will re-visit the economics of the project considering the prevailing economic conditions at that time.

NORTHGATE MINERALS CORPORATION	22

  The project IRR varies considerably depending on metal prices and the CDN$/US$ exchange rate. A matrix of project IRR versus metal prices at an exchange rate of 1.45 is shown in Table 1 and project IRR sensitivities to various project parameters are shown in Table 2.

  Permitting
  The permitting process for the Kemess North Project is being carried out by Northgate. The Kemess North Project entered the Joint Federal and Provincial Review on March 14, 2005. The CEAA and BC EAO agencies posted the joint government "Review Agreement Protocol" on March 14 2005 for a 30 day public comment period. The comment period closed and the Final Agreement was completed.

  Under Panel Review, the Federal and Provincial governments and First Nations groups selected suitable candidates to review the contemplated development. The Panel Review was expected to require 11 - 12 months to complete and was to provide the Minister of Environment with a Recommendation Report in February/March 2006. The Minister was then to issue the final decision on the Kemess North ("KN") Project.

  Once the Panel was constituted Northgate completed and submitted the requisite reports to the Panel. Upon review of the Northgate reports the Panel submitted these reports to a number of Provincial and Federal Governmental agencies, as well as interested third parties and the general public. Based on the written comments and submissions that these different groups made to the Panel, Northgate was required to provide additional scientific studies. The Panel also engaged a number of independent experts to assess technical aspects of the Northgate reports. Following acceptance by the Panel of these reports the process entered Public hearings

  Public hearings were held in October, November and December 2006 at three northern British Columbia communities. On completion of these public hearings the Ministers of the Environment for Canada and British Columbia amended the schedule for the completion of the Joint Panel Review for the Kemess North Project. The schedule previously called for December 14, 2006 to have been the public hearing record closing date after which time the Panel was to have completed its recommendation report within 60 days. The amendments provide for an additional period of 90 days, commencing January 1, 2007, to permit time for the federal and provincial governments "to resolve outstanding issues related to First Nations participation in the review process, and for First Nations to prepare additional evidence and submissions". Subsequent to this 90 day period, the Panel has been given discretion to hold further hearings for up to 45 days.

  3.5     Kemess South Operations
  Gold and copper production from the Kemess mine have fluctuated somewhat over the past three years. A more complete summary of operations for the three years is shown in the table below:

100% production basis	2006	2005	2004
Ore plus waste mined (tonnes)	43,045,000	51,234,000	56,000,000
Stripping ratio (waste/ore)	1.50	1.62	1.90
Tonnes milled (ore)	18,234,000	17,995,000	18,589,000
Average mill operating rate (tpd)	49,956	49,302	50,791
Gold grade (grams / tonne)	0.763	0.723	0.735
Copper grade (%)	0.244	0.229	0.231
Gold recovery (%)	69	67	69
Copper recovery (%)	83	81	83
Gold production (ounces)	310,296	279,962	303,475
Copper production (000’s lbs)	81,209	73,722	78,291

Cash cost per ounce (US$)8	(56)	205	135

  Tonnes of ore and waste mined during 2006 decreased by 16% from 2005 due to tighter mining access in the north wall pushback area, and the lower waste stripping required as the pit matures. The 9% decrease in tonnes mined from 2004 to 2005 was due to the effects of slightly longer haul distances as the Kemess

[8]

  The Net cash cost of production per ounce of gold is calculated by subtracting the net by-product revenue derived from copper and silver from total site operating costs (including royalties) and dividing this amount by the number of ounces of gold contained in the concentrate produced.

NORTHGATE MINERALS CORPORATION	23

  South open pit continued to deepen. The unit cost for mining during 2006 was CDN$1.49 per tonne compared to CDN$1.20 per tonne in 2005 and CDN$0.93 per tonne in 2004. The increase in mining unit costs is largely attributed to higher diesel fuel costs and increased fuel consumption combined with the lower tonnage mined. Another factor which increased mining costs in 2006 is the more labour intensive wall control blasting required on the north wall pushback.

  Mill throughput at Kemess in 2006 was slightly above throughput in 2005 and slightly below throughput in 2004. Throughput in the last three years has been fairly consistent with some slight variation as a result of rock hardness and required maintenance.

  Gold and copper recoveries averaged 69% and 83% respectively in 2006. These are above the recoveries in 2005 and in line with the recoveries in 2004. The improved recoveries reflect the better, less pyritic ore quality mined in the west end of the pit during 2006.

  The average unit cost of production in 2006 was CDN$8.65 per tonne milled which was 4.8% higher than the CDN$8.25 per tonne milled recorded in 2005 and 20.3% higher than the CDN$7.19 per tonne milled recorded in 2004. The increase in costs in 2006 was primarily the result of increased costs for labour, fuel and control blasting. The Kemess mine’s fully absorbed cash cost decreased to negative $56 per ounce in 2006 from $205 per ounce in 2005 as a consequence of the higher grade ore milled and the strong copper prices realized during 2006, which provided strong copper by-product credits.

  The Kemess mine is forecast to produce 285,000 ounces of gold and 74.5 million pounds of copper during 2007 at a net cash cost of approximately negative $10 per ounce, net of copper by–product credits, calculated at a price of $2.50 per pound of copper and using an exchange rate of US$/CDN$0.85. The metal production forecast for 2007 is lower than the 2006 metal production as a function of the normal mining sequence in the pit.

  Environmental Matters, Reclamation and Closure
  The Kemess mine is in compliance in all material respects with applicable provincial and federal environmental requirements. With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures.

  As at December 31, 2006 the provision for site closure and reclamation costs was $28.2 million. Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, as environmental requirements currently established by government agencies may change.

  The expected site closure costs used in the determination of this provision total of US$36.3 million are expected to be spent over a period of three years beginning in 2009 after the reserves of the Kemess South pit are depleted. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 6.0% and the inflation rate used to estimate future cost was 2%.

  At December 31, 2006, Northgate has a security bond of CDN$16,870,000 posted in connection with its reclamation permit for the Kemess South Mine. During 2002, the Kemess Mine and the Government of British Columbia amended the reclamation permit such that the Kemess Mine. agreed to provide additional security instalments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009.

  In 2007 the Corporation will revise the closure plan, as part of a normal course review of this obligation, and deliver a copy of this revised plan to the government of British Columbia.

  3.6     Other Exploration in the Kemess Camp
  Exploration work in 2006 consisted of 23 diamond drill holes totalling 11,883 meters in length. Drilling targets east of Kemess North were selected based on geological interpretation and a deep penetrating Induced Polarization survey (Titan Survey©). The Titan survey successfully mapped out the known sulphide mineralization at the Kemess North deposit, the Kemess North Offset mineralization as well as identifying at least one other untested anomaly similar in physical properties to these previously known deposits. An attempt to drill test this target late in the year had to be terminated prematurely as the avalanche hazard was too high to continue the work safely. This target will be tested as soon as is safely practical.

NORTHGATE MINERALS CORPORATION	24

  Other holes drilled to the east of Kemess North were successfully completed earlier in the season and a number of these intersected porphyry style gold copper mineralization. The most significant of these holes was Hole KH-06-03, a one km step out from Kemess North. This hole intersected 226 metres grading 0.18 g/t Au and 0.21% Cu in the same host rock as Kemess North with similar alteration style and intensity. This is either a new porphyry system or the Kemess North mineralizing system is substantially bigger than previously appreciated. Follow up holes are planned that will be collared at much lower elevations than KH-06-03 as this mineralization started at a hole depth of 302 metres.

  3.7     Other Exploration (Option Agreements)

  Sustut Copper Project
  On June 21, 2004, Northgate and Doublestar Resources Limited signed a Purchase Option Agreement providing for Northgate to purchase a 100% interest in the Sustut Copper property, located 40 km south of the Kemess Mine in the Omineca Mining District, north central British Columbia, Canada.

  The Agreement provides for Northgate to purchase this interest by making payments totalling $1.705 million dollars as the project achieves certain thresholds, $500,000 of which was paid upon signing of the agreement. The project is also subject to a sliding scale royalty based on the price of copper, as well as a 9% Net Profits Interest in favour of Falconbridge Limited. In 2006 this agreement was amended such that Northgate has until December 31, 2012 to make a production decision. The Sustut property comprises one Mining Lease (200 hectares) and 5 mineral claims (60 units), covering 15 square kilometres. The Sustut deposit consists of a sheet like sequence of fine grained disseminated copper minerals (chalcocite, bornite, chalcopyrite and native copper) within a much thicker sequence of volcanic derived sedimentary rocks belonging to the Upper Triassic age Takla Group. Although it is hosted in similar age rocks and rock formation to the Kemess South deposit, this is an entirely different deposit type. During 2006 the Corporation made no payments with respect to this option agreement and by mutual agreement the companies have agreed to extend the Agreement by amending its expiry date to December 31, 2012. There are no other changes to the Agreement.

  RDN Gold Property
  On March 29, 2004, Northgate and Rimfire Minerals Corporation ("Rimfire") (TSX Venture-RFM), entered into an Option and Joint Venture Agreement whereby Northgate can acquire an initial 51% interest in the RDN property, located in the Iskut River area of north-western British Columbia, Laird Mining District. The 100% owned property consists of 16 mineral claims (213 units) in two separate claim blocks, the RDN and the Rest claims, covering 53 square kilometres.

  Under the initial option, Northgate may earn a 51% interest in the RDN property by making exploration expenditures of CDN$5 million over four years. In addition, Northgate will make property payments totalling CDN$200,000. Upon completing CDN$5 million in exploration expenditures and making the cash payments, Northgate will have an additional option to increase its interest to 60% by completing a feasibility study and making all expenditures related thereto. By mutual agreement with Rimfire, future exploration on the property will be deferred until such time as the access road to Galore Creek has been completed. This will dramatically reduce exploration costs on this property. The RDN claims are subject to a total net smelter return royalty of 1.34%. Half of this net smelter return may be purchased for $666,666. If Northgate vests their interest, should a party’s participating interest be diluted below 10%, or should it fail to participate in a feasibility study or mine development program, it will forfeit its participating interest and receive a 5.0% net proceeds of production royalty. Rimfire will be the operator of exploration programs during the initial option, whereas Northgate will be the operator during the additional option and under the joint venture upon completion of the option period.

  The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and alteration to that hosting the Eskay Creek gold and silver rich volcanogenic massive sulphide deposit 40 kilometres to the south, currently being mined by Barrick. Like Eskay Creek, sub volcanic feldspar porphyries intrude an intermediate to felsic package which is overlain by and interbedded with rhyolite, fine grained marine clastic sediments and mafic volcanic rocks. The feldspar porphyries and their extrusive equivalents are extensively altered and pyritized with host numerous precious metal-rich quartz-sulphide veins. A shallow marine magmatic/hydrothermal system has been demonstrated at a number of targets areas, such as the Marcasite Gossan, the Wedge Zone and the Jungle Anomaly. More than ten kilometres of "Eskay equivalent" stratigraphic contact have been identified on the RDN property. This is the target horizon for deposits of precious metal rich massive sulphides similar to the Eskay Creek mine. A description of the geology of the property has been prepared by Rimfire Minerals and was filed at www.sedar.com on July 31, 2003 under the Rimfire subsection.

NORTHGATE MINERALS CORPORATION	25

  In 2006 a 740 line-kilometre airborne electromagnetic and magnetic survey was completed to aid in the placement of drill holes to properly test the favourable Jurassic stratigraphy. This was followed by a short surface program consisting of mapping and limited sampling to ground truth features identified in the airborne geophysical survey to refine the positioning of drill targets. Four drill holes were completed totalling 1,350 metres from which 965 samples were assayed. No significant precious or base metal mineralization was intersected in this drilling.

  3.8     YOUNG-DAVIDSON PROJECT

  Description of Business
  Young-Davidson Mines Ltd was a wholly owned subsidiary of Northgate acquired in 2005 and was subsequently amalgamated into Northgate Minerals Corporation as described in Section 2.2. The Young-Davidson property covers two former producing gold mines in the Matachewan area of Ontario.

  Properties
  Two Technical Reports, as defined by NI 43-101 have been prepared on the Young-Davidson Project ("YD Project"), the first by Micon International (Micon) in 2004 and the later one by Scott Wilson Roscoe Postle Associates Inc. (SWRPA), both of whom are geological and engineering consulting groups. The report by Luke Evans of SWRPA dated January 12, 2007 focuses on the Lower Boundary Zone, the Lucky Zone and the Lower YD Zone as the Northgate work supersedes the earlier data on these zones. Northgate has not yet done significant work on the Upper Boundary Zone and the Open pit Zones so the Micon report is still the relevant report as it pertains to these two zones.

  The following description of land status, history of work, geology etc is extracted from the SWRPA report as this is the most current information. The summary table of Resources is an integration of the two report’s resource calculations that are relevant to the each zone as identified in the table. The reader is advised that while the resource calculation methodologies were similar in each case they are not the same and there are differences. One of the differences is the cutting or capping factor for high grade gold assays as applied in each report. A second difference is the area of influence that each Qualified Person felt could be assigned from individual drill holes for the zones of mineralization. These distances or areas of influence are not the same in each report. The consequence of these differences is that the Resource figures are not exactly comparable but together are a reasonable estimation for overall tonnes and grade. As more work is carried out on the Upper Boundary Zone and the Open Pit, Northgate and SWRPA will recalculate the Resources so that they are done in an internally consistent manner.

  The full text of the Technical Reports are available on SEDAR at www.sedar.com under the Young-Davidson Mines section date filed on August 18, 2004 and under the Northgate Minerals Corporation section dated January 12, 2007 and filed on January 29, 2007. This report is also available upon request from the Corporation.

  Property Location
  The YD Project is located immediately west of the village of Matachewan, Ontario, and approximately 60 miles west of the town of Kirkland Lake, Ontario (Figure 1).

  Property Description
  The YD Project is comprised of 156 tenures related to mining claims, mining leases, patents, and licences of occupation that were acquired either through staking, application, or option agreements (Figures 2 and 3). Generally small groups of claims are collectively converted into mining leases so the number of tenures represents the original number of claims. The project consists of 72 staked mining claims, 34 mining leases, two patented claims, and two licences of occupation, covering approximately 1,803 acres of surface rights and 9,960.3 acres of mining rights (Table). The YD Property can be subdivided into seven claim groups based on agreements and the original claim owners, which included: Fred S. Kiernicki and Mark A. Fekete (Kiernicki-Fekete); Matachewan Consolidated Mines (MCM); Robert B. Schaus/Donald J. Clarke/John Shirriff (Schaus-Clarke-Shirriff); Sedex Mining Corp. (Sedex); John Shirriff (Shirriff); Welsh Estate (Welsh); and YDM.

NORTHGATE MINERALS CORPORATION	26

  TABLE – PROPERTY TENURE SUMMARY
  Northgate Minerals Corporation – Young-Davidson Project, Ontario

						Mining	Surface
		Mining	Licenses of		Total	Rights	Rights
Claim Groups	Claims	Leases	Occupation	Patents	Tenures	(acres)	(acres)
Kiernicki & Fekete	3				3	120.0	0
MCM	1	8	1	1	24	918.2	132.1
Schaus, Clarke & Shirriff	19	1			28	1,152.0	0
Sedex	18				18	812.5	0
Shirriff	3	8	0	0	36	1,475.4	1,033.7
Welsh		2			2	60.6	60.6
YDM	28	15	1	1	45	5,421.6	576.6
Totals	72	34	2	2	156	9,960.3	1,803

NORTHGATE MINERALS CORPORATION	27

  FIGURE 1 – LOCATION MAP

N
Hudson Bay
Manitoba
Matachewan
Red Lake
Pickle Lake
Kenora
Sioux Lookout
ONTARIO
MATACHEWAN
Québec
Thunder Bay
Lake Superior
Timmins
Rouyn-Noranda
Chapleau
Kirkland Lake
Val d'Or
Sault Ste Marie
Sudbury
North Bay
Ottawa
U. S. A.
Lake Michigan
Lake Huron
Toronto
Lake Ontario
Windsor
Lake Erie
0 100 200 300 400 500
Kilometres
January 2007

Figure 4-1

Northgate Minerals Corporation

Young-Davidson Mine
Matachewan, Ontario

Location Map

NORTHGATE MINERALS CORPORATION	28

  FIGURE 2 – LAND TENURE

NORTHGATE MINERALS CORPORATION	29

  FIGURE 3 – CLAIM MAP

NORTHGATE MINERALS CORPORATION	30

  The claims are located in the southeast corner of Powell Township, the northeast corner of Yarrow Township and the southwest corner of Cairo Township. All claims are situated within the Larder Lake Mining Division and the claims are contiguous. All of the mining leases and patented claims have been surveyed.

  The mining and surface rights related to 24 claims and nine leases have been withdrawn due to Ontario’s Living Legacy and the Temagami Land Caution. None of the withdrawn claims and leases affect the YD Project resource estimates. The locations of withdrawn claims are shown in Figure 4.

  The withdrawn claims and leases affected by Ontario’s Living Legacy are related to Ontario government Order Nos. W-LL-F 1600/02 ONT and W-LL-F 1715/02 ONT. Map references and more information can be found at the Ministry of Northern Development and Mines (MNDM) website.

  Twenty-eight mining claims, L494591-L494595, L495895-L495899, L523116-L523119 and L523141-L523145, form part of the Schaus-Clarke-Shirriff claim group, where Northgate is the recorded holder of 20% interest and Mr. Schaus holds 80% interest. Following the death of Mr. Schaus, the Schaus title to these mining claims was not passed along to an heir and the question of ownership remains outstanding. A special hold status was assigned to these claims. In order to remove this hold status, the MNDM must make application to the Lieutenant Governor in Council to have the claims validated. These claims are located in the southwest part of the land holdings, and do not contain any resources.

NORTHGATE MINERALS CORPORATION	31

  FIGURE 4 – WITHDRAWN CLAIMS

Powell Twp.
Cairo Twp.
N
Matachewan
Yarrow Twp.
Kimberly Twp.
Figure 4-4
Northgate Minerals Corporation
Young-Davidson Mine
Matachewan, Ontario
Native Land Action &
Living Legacy Withdrawn Claims
0
1000
2000
3000
4000
Metres
Young-Davidson Property
Temagami Land Action
Living Legacy Withdrawn Area
Temagami Land Action and
Living Legacy Withdrawn Area
January 2007
Source: Northgate Minerals Corp., 2006.

NORTHGATE MINERALS CORPORATION	32

  Agreements

  The YD Project original owners of the claims included MCM, George Welsh, John Shirriff, Robert Schaus/John Shirriff, and YDM. Northgate currently owns a 100% interest in all these claims, except the Schaus-Clarke-Shirriff claims, either by direct ownership or via option agreements. In regard to the Schaus-Clarke-Shirriff claim group, Northgate currently holds a 20% interest. The remaining 80% interest in the claims resides with Robert Schaus, who is deceased. Northgate is working with the heirs of the Schaus estate to arrange for the transfer of the remaining 80% interest in these claims to Northgate.

  In order to maintain its option agreement valid with MCM, Northgate must pay all municipal and land taxes. As well, during periods of economic force majeure (whenever the price of gold is less than US$400 per ounce), Northgate must pay a non-recoverable option payment at the commencement of every six-month period of US$3,750. If, at any time during the six-month period the price of gold exceeds US$400 per ounce, Northgate will pay a US$7,500 recoverable advance royalty payment. Northgate is obligated to provide quarterly reports to MCM on the progress of any work completed on the land holdings, along with sufficient production and financial information to enable MCM to verify the correctness of any production royalty paid to MCM.

  During periods of production and at a base gold price of US$270 per troy ounce, a royalty of US $1.00 will be paid per ton of ore mined and processed from the MCM property. When applicable, an additional royalty will be paid on each ounce recovered in each quarter to compensate for any increase in price received over US$270 per ounce. This will amount to 5% of the increase in price per ounce recovered above the base rate of US$270. The price will be based on the average quarterly price of gold sold on the free market during the quarter in which the gold is shipped.

  In order to maintain its option agreement with George Welsh, Northgate must pay an advance royalty of C$1,500 per twelve month period during periods of economic force majeure. During periods of production, Welsh shall receive C$1.50 per ton of ore mined and processed from the property, or 20% of the net profits (until such time as 0.5 million tons have been mined after which the net profits interest is 25%), whichever shall be greater.

  The agreement with Mr. Shirriff has no ongoing obligations to fulfill in order to maintain its good standing. However, a 2% Net Smelter Return is retained by Mr. Shirriff. Similarly, the agreement with Schaus-Clarke-Shirriff has no ongoing obligations, and it too has a 2% Net Smelter Return which currently accrues to the Schaus estate.

  Environment

  The current YD Project environmental and permitting status has been compiled by Webster (2007). Mining activities have taken place in the area since the YD Mine and the MCM Mine were in production from the 1930s to the 1950s. Remnant environmental liabilities associated with the YD Property are typical of historical mine sites and include four inactive tailings areas, several mine workings such as shafts and raises, near surface crown pillars, open stopes, small pits, as well as abandoned and partially demolished surface foundations.

  The locations of historical tailings deposition is provided in Figure 5 and further described as follows:

    Tailings in and around the Davidson Lake remnant of the YD Mine (YD Area 1). These tailings have been tested as being non-acid generating.

    Tailings west of the project area in a creek system which drains to the Mistinikon Lake remnant from the YD Mine (YD Area 2). These tailings have been tested as being non-acid generating.

    Tailings in the Davidson Creek remnant of the YD Mine (YD Area 3). These tailings have been tested as being non-acid generating.

    Tailings in a storage area east of the MCM Mine No. 3 Shaft that are a remnant from the MCM Mine (MCM Area 1). These tailings have been tested as being non-acid generating.

    Tailings southwest of the MCM Mine No. 3 Shaft that are from custom milling lead-zinc ore from the Matorrow Mine by the MCM (MCM Area 2). These tailings have been confirmed as being acid generating.

    Tailings from a 1990 tailings spill into Davidson Creek and the Montreal River as a result of a breach of the MCM Mine Tailings Area 1. These tailings have been tested as being non-acid generating.

NORTHGATE MINERALS CORPORATION	33

  FIGURE 5 – SITE PLAN

Figure 4-5

Northgate Minerals Corporation

Young-Davidson Mine

Matachewan, Ontario

Site Plan

January 2007

Source: Knight Piésold Consulting, 2006.

NORTHGATE MINERALS CORPORATION	34

  None of the existing mine hazards have been subjected to remediation or reclaimed to current standards. Several of the mine hazards are located on land to which Northgate does not currently own title to and, therefore, will not be held environmentally liable. There are legal agreements in place to acquire title to these area lands as required for future developments. It is expected that all remnant mine hazards would be adequately addressed and reclaimed to appropriate standards as part of future mine development scenarios.

  In response to the 1990 tailings spill and resultant reclamation of the breached Matachewan Tailings Area 1 by the Ontario government, a construction lien in the amount of CDN$383,434 was placed against MCM to recover incurred costs associated with the remedial stabilization measures. In the event that Northgate acquires the title to these tailings from MCM for future development, it is presumed that this lien would need to be removed.

  The YD Property has recently been approved by the MNDM as an Advanced Exploration property. Site activities entail the resumption of dewatering of the MCM Mine workings and the construction of a new portal/access ramp and related surface infrastructure.

  Current and pending environmental approvals associated with the Advanced Exploration activities are provided as follows:

    Major approvals which have been received for current site activities are as follows:

    Ministry of Northern Development and Mines - Mine Closure Plan with a corresponding financial assurance of CDN$539,100.

    Ministry of Environment – Certificate of Approval for Industrial Sewage Works for the discharge of mine effluent to the Montreal River.

    Ministry of Natural Resources – Clearance letter for resumption of use of the mine dewatering pipeline in the Montreal River.

    Department of Fisheries and Oceans – Clearance letter for installation and operation of the mine dewatering pipeline for discharge of mine effluent to the Montreal River.

    Transport Canada – Clearance letter for installation of a mine dewatering pipeline in the Montreal River.

    Ministry of Environment - Permit to Take Water for dewatering the MCM Mine workings.

  Accessibility

  It takes approximately two hours to drive to the property from the Timmins airport, which has regular scheduled flights from Toronto. The property is accessed by Highway 566 a few kilometres west of the village of Matachewan and by a network of gravel roads. The eastern limit of the project area is immediately adjacent to the western limit of the village of Matachewan, which has a population of approximately 400 persons.

  Climate

  According to the 1971 to 2000 Environment Canada data, the daily average mean temperature in nearby Kirkland Lake, Ontario was 1.7°C. The extreme maximum temperature of 38.9°C was recorded on July 31, 1975, and the extreme minimum temperature of -47°C was recorded on January 17, 1982. The average annual precipitation in Kirkland Lake was 34.8 in., comprising 23.2 in. as rainfall and 11.6 in. as snowfall. Given this climate range, exploration and mining development activities can be carried out at all times of the year.

  Local Resources

  An experienced open pit and underground mining work force as well as numerous exploration, drilling, and mining contractors are located in nearby mining towns such as Timmins, Matheson, Kirkland Lake, Sudbury, Rouyn-Noranda, and Val-d’Or. Northgate has transformed a school building in Matachewan into an exploration and engineering office that includes a large and well-equipped indoor core logging area and a secure gated outdoor core storage facility. A security guard patrols the mine site on a regular basis and Northgate has implemented additional measures to maintain security.

  Supplies of water and electrical power are readily available near the property.

NORTHGATE MINERALS CORPORATION	35

  Infrastructure

  Open pit and underground mining activities at the property began in 1934 when both mines entered into production. The YD Mine ceased production in 1957 and the MCM Mine closed in 1953. At the YD Mine, on the west side of the property, shafts include the No. 1 shaft from surface, and the No. 2 winze. The MCM No. 3 shaft is located on the east side of the property. From the Fall of 1996 to the Fall of 1997, Royal Oak Mines Inc. (Royal Oak) carried out an underground exploration program that included dewatering the No. 3 shaft to the 9th Level loading pocket, shaft rehabilitation to the 8th Level station, and geological mapping and sampling to the 5th Level.

  The 1996 Royal Oak headframe on the No. 3 shaft is the main infrastructure that was visible on surface as of mid-October 2006. Northgate had begun clearing the portal area and was excavating and lining a settling pond during the site visit by Scott Wilson RPA. The mine workings are currently flooded; however, Northgate plans to start dewatering soon.

  No infrastructure remains intact on the YD Property except for some old and overgrown cement foundations and retaining walls.

  HISTORICAL PRODUCTION AND PAST EXPLORATION

  (AS SUMMARIZED IN SWRPA REPORT)

  The following summary of past exploration and production on the YD Property is excerpted mostly from Micon (2004). Almost one million ounces of gold has been produced from the YD Property (Table). The underground development, stopes, and the YD carrot-shaped glory hole are shown in the Figure below.

  TABLE OF HISTORICAL PRODUCTION
  Northgate Minerals Corporation – Young-Davidson Project, Ontario

			Grade	Contained
Period	Mine	Tons	(oz/ton Au)	Ounces Au
1934 to 1957	YD	6,218,272	0.094	585,690
1934 to 1954	MCM	3,525,200	0.107	378,101
1981-1982	MCM	106,000	0.069	7,314
Total		9,849,472	0.099	971,105

NORTHGATE MINERALS CORPORATION	36

  FIGURE OF HISTORICAL UNDERGROUND DEVELOPMENT AND STOPES
  (From Micon, 2004)

  A chronological listing of the historical exploration and development work on the main claim groups is summarized below.

  YD PROPERTY

  A great deal of work has been done on the YD Property over the years, beginning with the initial gold discovery on the Davidson Claims by Mr. Jake Davidson in 1916. Since then, much exploration and development has been done on the property, including excavation of two shafts, six production levels, and one exploration level. Production of gold from this property took place mainly from 1934 to 1957. A brief chronological summary is detailed below:

  1916-1933: Young-Davidson Mines Ltd.: surface prospecting, hand trenching and stripping. Pre-production activities.

  1934-1957: Hollinger Corporation: production of gold under contract from Young-Davidson Mines. According to records maintained by the Ontario Geological Survey, a total of 6,218,272 tons were produced at an average grade of 0.094 oz/ton Au (585,690 ounces Au).

  1979: Pamour: concluded Option Agreement.

  1980: Pamour: Diamond drilling, 44 holes totalling 12,841ft.

  1986: Pamour: additional diamond drilling in Boundary Pit Area, 84 holes totalling 32,130 ft.

  1988: Pamour: diamond drilling, 10 holes totalling 3,882 ft., testing shallow targets and upper portions of the Boundary Zone.

  1989: Pamour: diamond drilling, 10 holes totalling 13,052 ft., testing Boundary Zone (underground target).

NORTHGATE MINERALS CORPORATION	37

  1990: Pamour: diamond drilling, 34 holes, testing several targets in syenite.

  1995: Royal Oak Mines Inc: diamond drilling, 68 holes totalling 71,102 ft. that tested selected underground targets, and testing for the western and depth extensions of the open pit mineralization

  1996: Royal Oak Mines Inc: diamond drilling, 23 holes totalling 11,832 ft., confirming the western and depth extensions of the open pit mineralization, and to confirm the assay values indicated by the 1980 vintage drill holes. 1997: Royal Oak Mines Inc: diamond drilling, 9 holes totalling 3,383 ft.

  2003: Young-Davidson Mines, Limited: diamond drilling, 10 holes totalling 5,407 ft.

  MCM PROPERTY

  The initial gold discovery on the adjoining Davidson Claims in 1916 sparked a staking rush which resulted in the discovery of gold on the MCM property later that year. Since then, much exploration and development has been done on the property, including excavation of three shafts and eleven production levels. Production of gold from this property took place mainly from 1934 to 1954. A brief chronological summary is detailed below:

  1916: Discovery of gold on the mine property by Samuel Otisse.

  1916-1933: Ventures Limited: surface prospecting, hand trenching and stripping. Pre-production activities.

  1934-1954: Ventures Limited: production period. According to records maintained by the Ontario Geological Survey, a total of 3,525,200 tons were produced at an average grade of 0.107 oz/ton Au (378,101 ounces Au).

  1980: Pamour: concluded Option Agreement.

  1981-1982: Pamour: gold production from five small open pits, whole ore trucked back to Pamour mill for processing. Internal company documents indicate that 106,000 tons at an average grade of 0.069 oz/ton Au were produced (Skeeles, 1989).

  1995: Royal Oak Mines Inc.: diamond drilling, 34 holes totalling 22,984 ft. testing for the eastern extensions of the open pit mineralization.

  1996: Royal Oak Mines Inc.: diamond drilling, 6 holes totalling 2,717 ft. testing for the eastern extensions of the open pit mineralization. Commencement of an underground exploration program in the Fall of 1996 and proceeding through to the Fall of 1997. Work completed included dewatering to the 9th Level loading pocket, shaft rehabilitation to the 8th Level station, and geological mapping and sampling to the 5th Level. Preparation of necessary documentation to produce a Comprehensive Study Report and Environmental Impact Statement in fulfillment of the requirements outlined in the Canadian Environmental Assessment Act.

  1997: Royal Oak Mines Inc: trenching program, including geological mapping and channel sampling. Reconnaissance level Induced Polarization (IP) survey.

  2000: 1519864 Ontario, Limited: diamond drilling, 11 holes totalling 983 ft. to test for the presence of gold mineralization in the crown pillars of selected stopes. Limited stripping and trenching.

NORTHGATE MINERALS CORPORATION	38

  2002: Young-Davidson Mines, Limited: Line cutting, IP and magnetometer surveys, soil sampling, trenching, and geological mapping of the area located from the MCM #3 shaft eastwards to the Montreal River. Diamond drilling, 21 holes totalling 12,793 ft. to test selected IP anomalies or geological targets for their potential of hosting significant gold values.

  2003: Young-Davidson Mines, Limited: Diamond drilling, 37 holes totalling 17,759 ft.

  WELSH CLAIMS

  1916: Discovery of gold on adjoining claims.

  1979: Pamour: concluded Option Agreement.

  1986: Pamour: diamond drilling to test for the western extension of the Boundary Pit mineralization.

  1995: Royal Oak Mines Inc.: diamond drilling, total 4,982 ft. in 18 holes.

  1996: Royal Oak Mines Inc.: diamond drilling, total 1,375 ft. in 7 holes.

  1997: Royal Oak Mines Inc.: diamond drilling, total 2,812 ft. in 6 holes.

  SHIRRIFF CLAIMS

  1936: Matachewan Consolidated Mines: 3 drill holes completed on the Shirriff claims just south of the YD Mine.

  1949: British Matachewan Gold Mines Ltd.: Diamond drilling, 1 hole (1,001 ft.).

  1960-1966: British Matachewan Gold Mines Ltd.: Diamond drilling, 7 holes totalling 3,858 ft.

  1971: British Matachewan Gold Mines Ltd.: Magnetic and EM surveys in the Mistinikon Lake area. Diamond drilling, 2 holes.

  1973: British Matachewan Gold Mines Ltd.: IP survey.

  1990: Pamour: Line cutting, magnetic and CSAMT surveys, geological mapping, diamond drilling (4,335 ft. in one complete hole, 1 partial hole, crossing claim boundary (YD90-21)).

  1994: Royal Oak Mines Inc.: Minor line cutting, diamond drilling (9,568.1 ft. in 3 holes).

  1995: Royal Oak Mines Inc.: Minor line cutting, diamond drilling (4,801 ft. in 3 holes).

  2003: Young-Davidson Mines, Limited: Diamond drilling, one hole totalling 2,579.7 ft. to search for the western depth projection of the Young-Davidson deposit.

  SCHAUS-CLARKE-SHIRRIFF CLAIMS

  The MNDM assessment files have no records of exploration activities conducted on the Schaus-Clarke-Shirriff claims.

NORTHGATE MINERALS CORPORATION	39

  HISTORICAL MINERAL RESOURCE ESTIMATES

  In 2004, Micon estimated open pit and underground mineral resources at the YD Project (Table and Figure below). The Micon resource estimation details are disclosed in a NI 43-101 technical report dated August 2004.

  TABLE OF MICON (2004) RESOURCE ESTIMATE
  Northgate Minerals Corporation – Young-Davidson Project, Ontario

		Grade*	Contained
Category	Tons	(oz/ton Au)	Ounces Au
Open Pit Mineral Resources
Measured	6,978,000	0.062	432,640
Indicated	530,900	0.059	31,320
Total Open Pit Measured and Indicated	7,508,900	0.062	463,960

Total Open Pit Inferred	363,400	0.039	14,170

Underground Inferred Mineral Resources
Upper Boundary Zone	4,290,328	0.117	502,519
Lower Boundary Zone	1,769,246	0.133	234,785
Lucky Zone	306,970	0.108	33,158
Lower YD Zone	1,862,784	0.109	203,386
Other Zones	371,482	0.121	44,814
Total Underground Inferred Resources	8,600,800	0.118	1,018,660
* High assays cut to 1.0 oz/ton gold.

  The Northgate exploration work to date has focused on expanding the underground resources, particularly at the LBZ, Lucky, and Lower YD zones, and has not affected the open pit resources and the UBZ underground resources. Consequently, the current resource estimates for all of the open pit resources and the UBZ underground resources are by Micon in 2004. Northgate plans to update the open pit and UBZ resource estimates in the near future as part of the work leading up to a feasibility study.

  FIGURE OF 2004 OPEN PIT (GREEN) AND UNDERGROUND (RED) RESOURCE
  WIREFRAMES AND HISTORICAL MINE DEVELOPMENT

  (From Micon, 2004)

NORTHGATE MINERALS CORPORATION	40

  Scott Wilson RPA has not reviewed the open pit and UBZ resource estimation details and cannot provide detailed comments on reliability. Part of the Micon 2004 resource estimates are still the current resource estimates (UBZ and open pit). The Micon historical resources are relevant because they are the most recent resource estimate.

  The main resource estimation parameters used by Micon are summarized below:

    A US$400.00/oz (C$533/oz) gold price, a $1.89/ton open pit mining cost, a $22.44/ton underground mining cost, a C$9.08/ton processing cost, a C$1.99 general and administration (G&A) cost, and a 89% gold recovery.

    A 0.024 oz/ton Au open pit incremental cut-off grade was used to build 3D open pit mineralization wireframes that extend for up to 600 ft. from surface, at approximately the 8,000 ft. elevation, down to the 7,400 ft. elevation.

    A 0.070 oz/ton Au underground breakeven cut-off grade and ten feet minimum width was used to build 3D underground mineralization wireframes.
    An 11.9 ft.³/ton mineralization tonnage factor was used.
    High assays were cut to 1.0 oz/ton gold.
    Assays were composited from the collars into four feet composites.
    An inclined block model (-70° south) with 8 ft. north-south by 20 ft. east-west by 20 ft. high blocks was built.

    Inverse distance squared gold grade interpolation using a quadrant search with a minimum of one composites and a maximum of five composites. Major search axis was oriented at 180°/-75°. Maximum search ellipsoid radii were 380 ft. down dip, 230 ft. along strike, and 60 ft. across strike.

    Open pit resources were classified as Measured if the average distance to the informing samples was less than 150 ft. (1/3 of the down dip variogram range) and if the block gold grade was greater than the 0.027 oz/ton breakeven cut-off grade. The block must be situated within the optimized pit limit.

    Open pit resources were classified as Indicated if the average distance to the informing samples was between 150 ft. and 380 ft. and if the block gold grade was greater than the 0.027 oz/ton breakeven cut-off grade. The block must be situated within the optimized pit limit.

    Open pit resources were classified as Inferred if the block gold grade was greater than the 0.027 oz/ton breakeven cut-off grade, and the block was situated outside the optimized pit limit.
    All of the underground resources were classified as Inferred.

  Although Scott Wilson RPA has not reviewed the Micon (2004) work in detail, a number of comparisons and preliminary observations can be made:

    The December 2006 resource estimate is based on the same 11.9 ft.³/ton tonnage factor.
    The December 2006 resource estimate is based on new cutting levels.

    The December 2006 resource estimate is based on a US$500.00/oz (C$575/oz) gold price, a $21.54/ton underground mining cost, a C$10/ton processing cost, a C$3.60 G&A cost, and a 89% gold recovery.

NORTHGATE MINERALS CORPORATION	41

    The December 2006 mineralization wireframes were built based on a 0.70 oz/ton Au underground breakeven cut-off grade, a 0.05 oz/ton incremental cut-off grade, and a ten feet minimum horizontal thickness.

    The December 2006 estimate used five feet composites starting at the mineralization wireframes.
    The December 2006 estimate used 50 ft. east-west by 50 ft. high by 25 ft. north-south blocks. The block model includes a field with percent of mineralization in each block.
    The December 2006 estimate introduces customized search ellipsoid orientations for each lens.

    The December 2006 estimate has excluded some of the Inferred underground historical resources supported by single drill hole narrow intersections. Some of these excluded intersections will likely be incorporated into future resource estimates as more drilling data become available.

    The December 2006 resource estimate includes some Indicated resources.
    In Scott Wilson RPA’s opinion, some of the current Micon UBZ underground Inferred resources could be reclassified as Indicated.

  PHYSIOGRAPHY

  In this region, the Montreal River flows along the eastern limits of the property. The topography of the property is rather rugged, containing a number of large hills with abundant rock outcroppings that are separated by valleys often filled with swamps. The relief of the area is on the order of 330 ft. The vegetation of the property is typical of the Boreal Forest, consisting of mixed stands of black spruce, poplar, balsam fir, tamarack and white birch.

  GEOLOGY

  The YD Property is situated within the southwestern part of the Abitibi Greenstone Belt. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as uncomformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks are present. All lithologies are cut by late, generally northeast-trending Proterozoic diabase dikes.

  The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures ("breaks") that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (LLCFZ) cuts across the YD Property. The LLCFZ has a subvertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or.

  There are three important groups of Archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Unconformably overlying is Timiskiming Group conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

  Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on the YD Property, measures almost 3,000 ft. east-west by 1,000 ft. north-south.

NORTHGATE MINERALS CORPORATION	42

  Huronian Proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan Diabase and younger Nipissing Diabase, which respectively bracket the Huronian unconformity in the project area.

  MINERALIZATION

  Essentially all of the historical production at the YD Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

  METALLURGY

  Metallurgical tests have been conducted on drill core to obtain design and operating parameters for a proposed flow sheet that envisioned extraction of gold using a flotation-cyanidation process. Historical testwork found that the increased costs of power and capital equipment did not immediately warrant the need to grind beyond 70% passing the #200 sieve. Leach tests were based on the coarser grind. The optimum residence time of 60 hours at this grind provided an average gold extraction of 91.7%, with an average gold extraction of 89.9% obtained at the lowest level of cyanide addition tested (1.0 lb/ton of solution) and excluding the additional recovery from the gravity circuit. Testing also confirmed that a residence time of 48 hours for this same grind provided, on average, recoveries of 87.8% at minimum cyanide loading and excluding the recovery from the gravity circuit (Royal Oak, 1997).

  MINERAL RESOURCE ESTIMATE

  Scott Wilson RPA, with assistance from Northgate personnel, has prepared new underground resource estimates for the LBZ, the Lucky Zone, and the Lower YD Zone. All of the open pit resources and the UBZ underground resources represent additional current resources that were estimated by Micon in 2004. Northgate plans to update the open pit and UBZ resource estimates in the near future as part of the work leading up to a feasibility study. There are currently no Mineral Reserves at the YD Project.

  Scott Wilson RPA built a block model, constrained by 3D mineralization and barren diabase wireframes, to estimate the resources. Scott Wilson RPA used a US$500/oz (C$575/oz) gold price, an 89% gold recovery, and a C$36/ton underground operating cost to estimate a breakeven cut-off of approximately 0.070 oz/ton Au. A minimum horizontal thickness of approximately ten feet and an incremental cut-off grade of approximately 0.05 oz/ton Au were used to define the resource mineralization intersections. The 0.07 oz/ton Au breakeven cut-off grade was used to constrain the resource wireframes. Some exceptions were made in order to preserve internal zone continuity.

  Scott Wilson RPA estimates that the Indicated Mineral Resources of the LBZ, Lucky Zone, and Lower YD Zone total 5.7 million tons at an average cut grade of 0.11 oz/ton gold and contain 0.60 million ounces of gold. Scott Wilson RPA estimates that the Inferred Mineral Resources total 5.2 million tons at an average cut grade of 0.11 oz/ton gold and contain 0.56 million ounces of gold (Table below).

NORTHGATE MINERALS CORPORATION	43

  TABLE OF DECEMBER 2006 MINERAL RESOURCE ESTIMATE SUMMARY
  Northgate Minerals Corporation – Young-Davidson Project, Ontario

	Tonnage	Gold*	Contained Gold*
Classification	(tons)	(oz/ton)	(ozs)
Indicated Resource	5,687,000	0.11	599,100

Inferred Resources	5,176,000	0.11	555,100

Notes:
1.	Mineral Resources are estimated using an average long-term gold price of US$500 per ounce (C$575 per ounce).
2.	Mineralized wireframes constructed based on approximately a 0.05 oz/ton Au incremental cut-off grade and a minimum horizontal thickness of ten feet.
3.	Resources are reported at a zero cut-off grade.
4.	*High Lower Boundary Zone assays cut to 0.60 oz/ton Au, high Lower YD Zone assays cut to 0.40 oz/ton Au, and high Lucky Zone assays cut to 0.50 oz/ton Au.
5.	Blocks are 50 ft. by 50 ft. by 25 ft. and have a percent mineralization field.
6.	Five feet equal length composites created within the mineralized wireframes.
7.	Inverse distance squared grade interpolation.
8.	Customized search radii lengths and orientations developed for each lens.
9.	An 11.9 ft.³/ton tonnage factor was used.
10.	Gemcom Software International Inc. Resource Evaluation Edition GEMS 6.04 was used.

  The August 2004 open pit and underground resource estimate for the UBZ, both by Micon, are current resource estimates that represent additional resources, which are unaffected by the above estimate (Table below).

  TABLE OF CURRENT MICON 2004 MINERAL RESOURCE ESTIMATES

  These resources are in addition to, and not part of, the SWRPA Resource estimation.
  These are presented seperately because of the different paramaters used in each estimation.

	Tonnage	Gold*	Contained Gold*
Classification	(tons)	(oz/ton)	(ozs)
Total Inferred Underground Resources (UBZ)	4,290,000	0.117	502,000
Total Measured Open Pit Resources	6,978,000	0.062	432,640
Total Indicated Open Pit Resources	530,900	0.059	31,320
Total Measured and Indicated Open Pit Resources	7,508,900	0.062	463,960
Total Inferred Open Pit Resources	363,400	0.039	14,170
High assays cut or capped to 1.0 oz/ton Au

  Mineral Resource and Mineral Reserve Estimates

  This Annual Information Form uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

NORTHGATE MINERALS CORPORATION	44

  CONCLUSIONS

  The 2006 drilling program has been very successful in expanding the YD Project underground resources. Northgate plans to continue the surface drilling program and has begun an underground exploration program. This will generate a significant amount of new data over the next year or two. In Scott Wilson RPA’s opinion, there is excellent potential to increase the underground resources because most of the mineralized lenses are still open at depth and laterally along strike.

  The syenite-hosted gold mineralization exhibits good gold grade continuity. The mineralization occurs generally as east-west striking, steeply south dipping, vertically attenuated lenses with local flexures and tapered flanks. The LBZ Lens 15 is the largest continuous lens of mineralization defined to date. It extends laterally east-west for at least 1,400 ft., vertically for at least 3,200 ft., and reaches 135 ft. in horizontal thickness. The resource mineralization horizontal thicknesses average approximately 41 ft., at the LBZ and 33 ft. at the Lower YD and Lucky Zones.

  The current resource estimate is based on a US$500/oz gold price. There is excellent potential to increase the horizontal thicknesses in some of the resource drill hole intersections if a lower incremental cut-off grade is used in future resource estimates that are based on higher gold prices.

  Scott Wilson RPA believes that a number of subparallel, possibly anastomosing, generally east-west striking, alteration corridors exist that host the resource lenses defined so far. Some of these lenses may grow and merge with adjacent lenses as the results for infill drilling become available. As more information becomes available, it may be possible to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

  RECOMMENDATIONS

  Scott Wilson RPA concurs with Northgate that the following work is warranted:

    Complete an underground exploration program on the syenite-hosted mineralization at the YD Project.
    Continue the surface drilling program.
    Update the Micon (2004) open pit resource estimate based on revised gold price, pit optimization, and other resource estimation parameters.
    Update the Micon (2004) UBZ underground resource estimate based on an appropriate long term gold price assumption and revised resource estimation parameters.
    Complete a data verification and validation program on drill holes that support open pit and UBZ resources.
    Review the capping levels prior to the next resource estimate.

    As new data become available, carry out trend analysis work including grade, thickness, and grade-times-thickness contouring on longitudinal projections, and geostatistical studies to determine possible plunge orientations and ranges of continuity for each lens.

    Continue to refine the diabase wireframes.
    Construct new wireframes for the main rock types.
    Try to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.
    Construct mineralization wireframes at a number of incremental cut-off grades to develop a preliminary tonnage-grade curve for the YD Project underground syenite-hosted resources.
    Continue to carry out detailed structural mapping of surface outcrops and pits, particularly those in mineralized syenite west of approximately 4,200E.
NORTHGATE MINERALS CORPORATION	45

  4.0 MARKET FOR SECURITIES

  The Corporation’s common shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol NGX. On July 11, 2003, the Corporation obtained a listing on the American Stock Exchange ("AMEX") in the United States under the symbol NXG. The warrants trade on the Toronto Stock Exchange under the symbols NGX.WT and NGX.WT.A.

  A summary of the trading volumes and price range for these shares and warrants is presented below. (Dollars used here are Canadian dollars for the TSX and American dollars for the AMEX in 2005.)

AMEX Trading Data (2006)
	Monthly Volume	High	Low
January	34,800,800	$2.34	$1.92
February	41,668,300	$2.64	$1.92
March	40,419,500	$2.59	$2.00
April	110,966,300	$4.04	$2.42
May	195,909,200	$4.82	$2.25
June	97,300,600	$3.95	$2.73
July	63,526,800	$3.93	$3.19
August	54,938,500	$3.95	$3.36
September	66,433,800	$3.99	$2.81
October	92,461,000	$3.53	$2.62
November	55,564,300	$3.30	$2.82
December	55,559,700	$3.59	$2.95
Total	909,548,800
Average Daily Volume			3,638,195

Toronto Stock Exchange Trading Data (2006)
	Monthly Volume	High	Low
January	21,072,470	$2.62	$2.15
February	21,458,228	$2.74	$2.22
March	19,886,272	$2.83	$2.42
April	51,577,586	$4.55	$2.81
May	75,826,850	$5.29	$3.40
June	35,842,257	$4.25	$3.06
July	18,305,390	$4.35	$3.63
August	19,378,818	$4.41	$3.84
September	28,161,052	$4.35	$3.13
October	33,531,989	$3.96	$3.00
November	20,734,085	$3.72	$3.23
December	49,889,782	$4.18	$3.38
Total	395,664,779
Average Daily Volume			1,540,951

Warrants
NGX.W.A 2006	Quarterly Volume	High	Low
4th Quarter	16,756,116	$1.10	$0.32
3rd Quarter	8,974,271	$1.53	$0.47
2nd Quarter	10,188,417	$2.25	$0.43
1st Quarter	4,553,966	$0.45	$0.25
Total
Average Daily Volume	165,872

NORTHGATE MINERALS CORPORATION	46

NGX.W 2006	Quarterly Volume	High	Low
4th Quarter	31,085,411	$1.10	$0.33
3rd Quarter	21,541,283	$1.53	$0.33
2nd Quarter	32,276,717	$2.25	$0.44
1st Quarter	3,397,117	$0.47	$0.27
Total
Average Daily Volume			361,887

  Dividends
  The Corporation does not currently pay a dividend. The decision to continue this policy will be determined by the Board of Directors of Northgate from time to time based upon, among other things, cash flow, the results of operations and the financial condition of Northgate and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors of Northgate considers relevant.

  5.0 DIRECTORS AND OFFICERS

  The names and municipalities of residence of the directors and officers of the Corporation, positions held by them with the Corporation, their principal occupations for the last five years and shareholdings in the Corporation as at December 31, 2006 are set out on the following page.

	Year of		Number of
Name, Municipality of Residence	Appointment as	Expiry of	Common
and Office Held	Director/Officer	Office	Shares Held	Principal Occupation or Employment (1)

C. William Daniel, O.C. (3)(4)(6)	2003	May 3,	10,000	Corporate Director and Retired Petroleum
Toronto, Ontario		2007		Industry Executive
Director

Patrick D. Downey (2)(5)	1993	May 3,	2,500	Retired Mining Company Executive
Ajax, Ontario		2007
Director

Douglas P Hayhurst (2)(6)	2006	May 3,	10,000	Corporate Director and Retired IBM Business
Vancouver, British Columbia		2007		Consulting Services and Price Waterhouse
Director				Coopers Executive

Keith C. Hendrick (3)(4)	2003	May 3,	3,000	Corporate Director and Retired Mining
Toronto, Ontario		2007		Company Executive
Director

Klaus V. Koningsmann (4)	2003	May 3,	4,000	Retired Mining Company Executive and
Oakville, Ontario		2007		Business Consultant
Director

Terrence A. Lyons (3)(5)	1993	May 3,	170,100	Non-Executive Chairman of the Board
Vancouver, British Columbia		2007
Chairman of the Board
and Director

Conrad A. Pinette (2)(6)	December 14,	May 3,	10,000	Director, President Condor Holdings Inc.,
Vancouver, BC	2005	2007		Chairman of the Board Finning International
Director				Inc.

Kenneth G. Stowe (4)(5)	2001/1999	May 3,	192,386	President and Chief Executive Officer of the
Oakville, Ontario		2007		Corporation
President & Chief Executive
Officer, Director

NORTHGATE MINERALS CORPORATION	47

	Year of		Number of
Name, Municipality of Residence	Appointment as	Expiry of	Common
and Office Held	Director/Officer	Office	Shares Held	Principal Occupation or Employment (1)
Jon A. Douglas	2001	May 3,	32,726	Senior Vice-President & Chief Financial
Toronto, Ontario		2007		Officer of the Corporation
Senior Vice-President &
Chief Financial Officer

Bruce M. McKay	2000	May 3,	Nil	Partner Fraser, Milner Casgrain LLP (law firm)
Vancouver, British Columbia		2007
Corporate Secretary

Maurice Ethier	1999	May 3,	Nil	General Manager, Kemess Mine
Smithers, British Columbia		2007
General Manager, Kemess Mine

Eugene Lee	2006	May 3,	1,476	Corporate Controller of the Corporation,
Mississauga, Ontario		2007		former Senior Accountant Centerra Gold
Corporate Controller				Corporation. Senior Associate Price
				Waterhouse Coopers

Christopher Rockingham	2003	May 3,	26,783	Vice President Business Development and
Toronto, Ontario		2007		Exploration of the Corporation, former mineral
Vice President Business				exploration consultant
Development and Exploration

Peter MacPhail	2004	May 3,	17,177	Vice President Operations, former Manager of
Oakville, Ontario		2007		Metallurgy Barrick Gold Corporation
Vice President, Operations

Notes:
(1)	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation and Corporate Governance Committee
(4)	Member of the Health, Safety and Environment Committee
(5)	Member of the Hedging Committee
(6)	Member of the Mergers & Acquisitions Committee

  As at February 28, 2007, the directors and executive officers as a group owned or exercised control over a total of 480,148 common shares, which is equal to less than 1% of the total outstanding common equity of the Corporation on that date.

  Cease Trade Orders, Bankruptcies, Penalties or Sanctions

  Other than as set out in this section in respect of Terrence A. Lyons, none of the directors or officers of the Company is, or has been within the ten years before the date of this AIF, a director or officer of any other company that, which such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the company access to any statutory exemptions under the Canadian securities legislation, for a period of more than 30 consecutive days, or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

  Terrence A. Lyons was a director of International Utility Structure Inc. ("IUSI") which was granted on October 17, 2003 an order by the Court of Queen’s Branch of Alberta to provide creditor protection to IUSI and to permit IUSI to develop a financial restructuring plan to present to its creditors under the Company Creditor Arrangement Act ("CCAA"). On March 31, 2005 an order was granted approving the final plan and distribution to creditors under the CCAA and Mr. Lyons then resigned as the director of IUSI concurrent with such final order.

  Terrence A. Lyons is a director and executive officer of FT Capital Ltd., a company which is subject to cease-trade orders in each of the provinces of British Columbia, Alberta, Manitoba and Ontario due to the failure of FT Capital Ltd to file financial statements since the financial year ended December 31, 2001. Terrence A. Lyons is also a director of Royal Oak Ventures inc., a company which is currently subject to cease trade orders in each of the provinces of British Columbia, Alberta, Ontario and Quebec due to the failure of Royal Oak Ventures Inc. to file financial statements since the financial year ended December 31, 2003. Both FT Capital Ltd. and Royal Oak Ventures Inc. are undergoing corporate and financial restructurings and Mr. Lyons was elected to the board of directors of these companies because of his valuable experience and expertise in restructurings of this kind.

NORTHGATE MINERALS CORPORATION	48

  6.0     LEGAL PROCEEDINGS

  The Corporation was named along with 20 other parties in a suit brought by the Regional Water Quality Control Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown Mine. A settlement has been reached and signed by all parties and became effective on May 12, 2006. Under the terms of the settlement, Northgate paid the State of California US$5 million on June 12, 2006. Effective upon receipt of the settlement payment by the State, Northgate was released from all known and unknown claims related to the Jamestown Mine, and the State of California dismissed Northgate from the lawsuit with prejudice, thus bringing the matter to a close.

  7.0     INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

  Northgate believes no director or executive officer of the Corporation has any interest in any material transactions during the years ended December 31, 2004, 2005 and 2006.

  8.0     TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

  9.0     MATERIAL CONTRACTS

  The Corporation has no material contracts outside those entered into in the ordinary course of business.

  10.0     INTEREST OF EXPERTS

  J.H. Gray, PEng, R.J. Morris, PGeo. K.W. Major, PEng, A. Arik of GR Technical Services Ltd prepared the NI 43-101 report entitled Revised Kemess North Pre-Feasibility Project, and Hatch Engineering prepared the Feasibility Study for Kemess North Invoices for these services were paid in cash.

  The Reserve and Resource statements for Kemess South were prepared by Gordon Skrecky Chief Mine Geologist who is a salaried employee of the Corporation. The Kemess North Resource statement was prepared jointly by Mr. J.H. Gray and Mr. Carl Edmunds, Exploration Manager of Northgate. Mr Gray was paid in cash and Mr. Edmunds is a salaried employee of the Corporation.

  Luke Evans P.Eng, of Scott Wilson Roscoe Postle Associates (SWRPA) prepared the NI 43-101 report entitled Young Davidson. SWRPA was paid in cash.

  KPMG LLP is the Corporation’s auditor. KPMG LLP also provides tax advice to the Corporation as directed and authorized by the Audit Committee. Invoices for these services are settled in cash.

  11.0     ADDITIONAL INFORMATION

  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and the interests of insiders in material transactions is contained in the Corporation’s Information Circular for the 2006 Annual General Meeting, Annual Report and comparative financial statements. A copy of these documents and this Annual Information Form may be obtained on the SEDAR website at www.sedar.com or upon request by contacting the Corporation at Suite 406, 815 Hornby Street, Vancouver, British Columbia, V6Z-2E6 – Telephone: 604- 681-4004, Facsimile: 604-681-4003, e-mail: ngx@northgateminerals.com.

NORTHGATE MINERALS CORPORATION	49

  12.0     AUDIT COMMITTEE INFORMATION

  1.  Audit Committee Charter

  The Audit Committee’s Charter, as approved by the Corporation’s board of directors, is included in Schedule "A" of this Annual Information Form.

  2.  Composition of the Audit Committee

  The Audit Committee is composed of three members, Patrick D. Downey, Douglas P. Hayhurst and Conrad A. Pinette. Each member of the Audit Committee is independent and none receives, directly or indirectly, any compensation from Northgate other than for services as a member of the board of directors of Northgate and its committees. All members of the Audit Committee are financially literate as defined under Multilateral Instrument 52-110 Audit Committees ("MI 52-110"). In considering the criteria for determining financial literacy, the board of directors of Northgate looks at the ability of a director to read and understand a balance sheet, an income statement and a cash flow statement.

  3.   Relevant Education and Experience

  This section describes the education and experience of the Corporation’s Audit Committee members that is relevant to the performance of their responsibilities in that role.

  PATRICK D. DOWNEY, B. Comm, CA

  Mr. Downey is a retired executive who graduated from Laurentian University and was involved in the gold, copper and diamond mining industry throughout most of his career. He joined Northgate in 1980 and served as Chief Financial Officer from 1988 until 1992. Mr. Downey is a member of the Canadian Institute of Chartered Accountants and the Ontario Institute of Chartered Accountants and is currently serving as Chairman of Northgate Minerals Corporation's Audit Committee.

  DOUGLAS P. HAYHURST, B.A, FCA

  Mr. Hayhurst’s previous business career includes international industry leadership roles with IBM Business Consulting Services and PricewaterhouseCoopers Management Consulting Division, and senior management roles with Price Waterhouse (Canada) including Managing Partner for British Columbia and National Deputy Managing Partner in Toronto. As well as Northgate Minerals (Audit Committee member), he currently serves on the Board of Canexus Income Fund (Audit Committee Chair and Corporate Governance and Compensation Committee member) and The Layfield Group (a private company). He is Chair of the BC Chapter of the Institute of Corporate Directors, and a member of the boards of the BC Branch of The Nature Conservancy and the BC Transplant Society Foundation.

  CONRAD A. PINETTE

  Mr. Pinette is a retired executive having recently completed his business career in British Columbia’s forest industry. He completed four years of a five year program in Business Administration and Forestry at the University of British Columbia. Mr. Pinette’s executive positions have included Executive Vice-President, Tolko Industries Ltd. (2005);Executive Vice-President, Riverside Forest Products Limited (2004); President and COO, Lignum Limited (1990-2004) (Lignum was acquired by Riverside Forest Products Limited in early 2004 and Riverside was subsequently acquired by Tolko Industries Ltd. in late 2004). Mr. Pinette has been a Director of a number of private and public forest products and mining companies during his business career and is currently a director of several public companies, a principal and director of family corporations and is active in not-for-profit organizations.

  Mr. Pinette is an active participant in fundraising for the Cariboo Foundation based in Williams Lake, The United Way of the Lower Mainland and is a director of the Prostate Centre at Vancouver General Hospital in British Columbia. Currently, he is a director of four public companies – Director and Chairman of the Board of Finning International Inc., Director of A&W Revenue Royalties Income Fund, TimberWest Forest Corporation and Northgate Minerals Corporation.

NORTHGATE MINERALS CORPORATION	50

  4.     Reliance on Certain Exemptions

  Since the commencement of 2006, Northgate’s most recently completed financial year, the issuer has not relied on:

    The exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services)

    The exemption in section 3.2 of MI 52-110 (Initial Public Offerings)

    The exemption in section 3.4 of MI 52-110 (Events Outside Control of Member)

    The exemption in section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member) or

    An exemption from of MI 52-110, in whole or in part, granted from Part 8 (Exemptions)

  5.     Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

  Since the commencement of 2006, Northgate’s most recently completed financial year, the issue has not relied on the exemption in subsection 3.3(2) of MI 52-110 (Controlled Companies) or section 3.6 of MI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances).

  6.     Reliance on Section 3.8

  Since the commencement of 2006, Northgate’s most recently completed financial year, Northgate has no need to rely on the exemption in section 3.8 of MI 52-110 (Acquisition of Financial Literacy) as all members of the Audit Committee are financially literate.

  7.     Audit Committee Oversight

  At no time since the commencement of 2006, Northgate’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor, not been adopted by the board of directors of Northgate.

  8.     Pre-Approval Policies and Procedures

  The Audit Committee has the sole authority to review in advance and grant any appropriate approvals of all auditing services to be provided by the external auditors of Northgate and any non-audit services to be provided by the external auditors of Northgate as permitted by applicable securities laws and the Toronto Stock Exchange.

  The audit committee has adopted the following policies and procedures for the engagement of non-audit services by the company’s external auditors.

  Each year the management presents a forecast to the Audit Committee of those services that it anticipates will be required for the coming year. These services fall into three broad categories, namely:

  Audit

  Audit of consolidated financial statements

  Consultation with respect to implementation of new accounting and reporting guidance

  Other consultation with respect to accounting and reporting issues

  Quarterly reviews of interim consolidated financial statements

  Audit of subsidiary financial statements

  Services associated with registrations statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings (e.g. comfort letters, consents)

  Audit related services

  Guidance with respect to documentation and testing of internal controls pursuant to SOX 404

  Consultations by the Corporation’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations on proposed transactions that re not reflected in the financial statements

NORTHGATE MINERALS CORPORATION	51

  Tax

  Canadian tax compliance

  Canadian and international tax planning and advisory services

  Each quarter the forecast of required services is reviewed by the Audit Committee and appropriate changes are either approved or not.

  9.     External Auditor Service Fees (By Category)

  Audit Fees

  During the financial year ended December 31, 2006, KPMG LLP, the Corporation’s external auditor (the "External Auditor") billed the Corporation $580,279 for audit services. During the financial year ended December 31, 2005, KPMG LLP, the Corporation’s external auditor (the "External Auditor") billed the Corporation $270,156 for audit services. During the financial year ended December 31, 2004, the External Auditor billed the Corporation $215,315 for audit services.

  Audit-Related Fees

  During the financial year ended December 31, 2006, the External Auditor billed the Corporation $241,405 for advice related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance. During the financial year ended December 31, 2005, the External Auditor billed the Corporation $47,808 for advice related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance. During the financial year ended December 31, 2004, the External Auditor billed the Corporation $27,896 for advice related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance.

  Tax Fees

  During the financial year ended December 31, 2006, the External Auditor billed the Corporation $88,164 for advice related to tax compliance, tax advice and tax planning ("Tax Services"). During the financial year ended December 31, 2005, the External Auditor billed the Corporation $59,113 for advice related to Tax Services. The Tax Services provided by the External Auditor during the financial year ended December 31, 2005 consisted of preparation of tax returns and tax planning advice. During the financial year ended December 31, 2004, the External Auditor billed the Corporation $42,967 for Tax Services. The Tax Services provided during the financial year ended December 31, 2004 consisted of preparation of tax returns and tax planning advice.

  All Other Fees

  During the financial year ended December 31, 2006, 2005 and 2004, the external auditor did not bill the Corporation for any other professional services performed in connection with other services.

NORTHGATE MINERALS CORPORATION	52

  13.     GLOSSARY OF TECHNICAL TERMS

  The following is a glossary of certain technical terms used in this Annual Information Form:

Diameter
Acid Mine Drainage	Acidic runoff water from mine waste dumps and mill tailings ponds containing sulphide minerals. Also refers to ground water pumped to surface from mines.
Adit	An opening driven horizontally into the side of a mountain or hill to provide access to a mineral deposit.
AECL	Atomic Energy of Canada Limited
Aeromagnetic Survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Ag	Silver
Alteration

  Chemical changes in minerals occurring after a mineral is formed; typical of the reaction between mineralizing fluids and host rocks, and the surface weathering of rocks. Common types (and their characteristic minerals) include albitization (sodium feldspar), argillization (clays), chloritization (chlorite), potassic alteration (potassium feldspar and biotite), propylitization (epidote), sericitization (white mica), and silicification (quartz).

AMEC E&E	AMEC Earth and Environmental
Amorphous	A term applied to rocks or minerals that possess no definite crystal structure or form, such as amorphous carbon and obsidian.
Amphibolite	An igneous or metamorphic rock consisting almost entirely of amphibole, an iron magnesium silicate, used
Andesite	A fine grained intermediate volcanic igneous rock
Anhedral	A textural term applied to mineral grains showing no development of crystal form
Ankerite	A calcium, iron, magnesium carbonate mineral
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Archean	An age of the earth, in the context of this report about 2.5 billion years old
Argillite/Siltstone	Fine grained sedimentary rocks
Asitka	Permian Age rocks
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Au	Gold
Augite	An iron magnesium silicate of the pyroxene group found in ultrabasic and basic volcanic and plutonic rocks
Base Metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.)
BFP	Bladed feldspar porphyry
BMWI	Ball Mill Work Index

NORTHGATE MINERALS CORPORATION	53

BQ	1.32 inch diameter core
Breccia

  A rock in which angular fragments are surrounded by a mass of finer-grained material. Breccias may form by explosive volcanic action, by structural deformation (a "fault breccia"), by intrusive action (where the intrusive rock incorporates fragments of country rock), or by hydrothermal processes (where wall rock fragments are incorporated by vein material).

Bulk Sample

  A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. Used to determine metallurgical characteristics.

BWI	Bond Work Index
Cat trenching	Mechanical trenching
Chalcopyrite	A sulphide mineral of copper and iron; the most common ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chlorite	A group of minerals that may be formed by regional metamorphism, or by hydrothermal alteration related to a base and/or precious metal mineralization.
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIP/CIL	Carbon in pulp / carbon in leach
Claim	A portion of land held either by a prospector or a mining company. In Canada, the common size is 1,320 ft. square (about 400 m), or 40 acres (about 16 ha).
CLASS	Resource/Reserve classification code in 3-D Block Model
Clastic rocks	Rocks built up of fragments from the erosion of pre-existing rocks.
CoG	Cutoff grade
Concentrate	Product containing the valuable metals from which most of the waste rock has been separated. This is the raw material for smelting.
Conglomerate	A sedimentary rock composed of large fragments (>64mm) derived from the erosion of pre-existing rocks, that is a subset of clastic rocks.
Core	A cylindrical sample of rock, brought to surface by diamond drilling. Core size is characterized by its diameter, AQ (27 mm), BQ (36.5 mm) NQ (47.6 mm) HQ (63.5 mm).
Crosscut	A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody.
Crystal Lithic Tuff	A type of volcanic rock characterized by crystals of pre-formed quartz and feldspar.
Cu	Copper
Cut-off grade

  Percentage grade of contained mineral which at recovery from an orebody is deemed economic. The cut-off grade is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and mineral prices.

Dacite	A volcanic rock similar to a rhyolite, but with a lower silica content.

NORTHGATE MINERALS CORPORATION	54

Deposit	A body of rock containing valuable minerals; usage generally restricted to zones of mineralization whose size has been wholly or partly determined through sampling.
Diabase	A mafic igneous dyke, Matachewan being the type locale for a series of dykes in this part of Ontario and Quebec.
Diorite	A coarse grained intermediate composition plutonic rock
DIST	Distance to closest composite during grade interpolation
Drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.
Dyke	A sheet-like intrusive body that is discordant to the fabric of the host rocks and thus by definition younger than the host rocks.
EDA	Exploratory Data Analysis
Elevated Antimony and Mercury	Part of the "toxic element" suite associated with then Eskay Creek deposit.
EM	Electromagnetic
Epithermal Deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.
Extrusive	A term applied to igneous rocks that have flowed out to the surface of the earth, as opposed to intrusive, synonymous with volcanic.
Fault	A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.
Feasibility Study	An economic study assessing whether a mineral deposit can be mined profitably, by estimating the capital and operating costs of a mine and the potential revenues from production.
Feldspars	The most important rock forming silicate minerals the are composed of calcium, potassium and sodium alumina silicates
Felsic	As applied to volcanic rocks, this indicates a high silica content; often used interchangeably with rhyolite or dacite.
Flotation	The method of mineral separation in which a froth, created in water by a variety of reagents, causes some finely crushed minerals to float, whereas the useless materials sink to the bottom.
Flow-Through Shares	Shares in an exploration company that allow the tax deduction or credits for mineral exploration to be passed from the company to the shareholder.
Fold	Any bending or wrinkling of rock strata.
Footwall	The rock on the underside of a vein or ore structure.
FoS	Factor of safety
Fracture

  A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

Fuchsite	A mineral of the mica group containing chromium, characterized by a bright emerald green colour.
G&A	General and Administration
g/t	grams per tonne

NORTHGATE MINERALS CORPORATION	55

Geochemistry	The study of the chemical properties of rocks.
Geology	The science concerned with the study of rocks which compose the Earth.
Geophysics	The study of the physical properties of rocks and minerals.
Geostatistical

  Statistics as applied to ore deposits and the problem of producing the best estimate of a mineral grade at a location within an ore deposit or the overall grade of the deposit, also known as "kriging".

Geothermal	Pertains to the heat of the Earth’s interior.
Gold Loan

  A form of debt financing whereby a potential gold producer borrows gold from a lending institution, sells the gold on the open market, uses the case for mine development, then pays back the gold from actual mine production.

Gouge	Rock flour, often along a fault plane
GR Tech	GR Technical Services Ltd.
Grab Sample

  A rock sample that is nominally representative but in practice may be very select. Results are most often indicative of base and/or precious metal mineralization but not likely to be representative of the overall grade.

Graben	A downthrown block between two parallel faults.
Granite	A coarse grained igneous rock containing quartz (more than seventy percent (70%) SiO2) and feldspar minerals.
Graphitic Argillite	A fine grained graphite bearing sedimentary rock indicating a reduced, oxygen poor environment.
Greenstone Belt	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.
Greywacke	Fine grained (< 2mm) clastic rock.
Gross Value	The theoretical value of ore determined simply by applying the assay of metal or metals and the current market price. It must be used only with caution and severe qualification.
Heap Leaching

  A process whereby valuable metals, usually gold and silver, are leached from a heap, or pad, of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

High Grade	A relative term referring to rich ore. As a verb, it refers to selective mining of the best ore in a deposit.
HQ	2.406 inch diameter core
Hydrometallurgy	The treatment of ore by wet processes, such as leaching, resulting in the solution of a metal and its subsequent recovery.
Hydrothermal	Relating to hot fluids circulating in the Earth’s crust.
Hypogene Ore

  Hypogene ore contains unaltered primary sulphide mineralization characterized by disseminated grains of chalcopyrite and pyrite. Gold is intimately associated with the copper bearing sulphides as free and as fine grains of electrum (gold/silver) and gold. Approximately eighty-five percent (85%) of the remaining Kemess South reserve and all of the Kemess North resource are composed of hypogene mineralization.

Igneous Rocks	Rocks formed by the solidification of molten material from far below the Earth’s surface.

NORTHGATE MINERALS CORPORATION	56

Indicated Resource	A resource whose size and grade have been estimated from sampling at places spaced closely enough that its continuity can be reasonably assumed.
Induced Polarization	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.
Inferred Resource	The concentration of naturally occurring minerals, based on limited drill information, in such a form that economic extraction is currently or potentially feasible.
Intrusive	Igneous rocks that have forced themselves into pre-existing rocks
IP	Induced Polarization
Jurassic	Period of time from 195 to 135 million years ago
Kemess	Kemess Mine
KN	Kemess North
Kriging	Synonymous with "geostatistical"
KS	Kemess South
lb	Pound
Leach Cap Ore

  Leach cap ore is located on the upper boundary of the Kemess South deposit. The original hypogene ore has been oxidized by exposure to the elements and has undergone natural leaching of the sulphide minerals into the underlying ore layer (supergene) below the water table. Leach cap ore is strongly depleted in copper but contains slightly more gold than hypogene ore.

LG	Lerchs-Grossman Pit Optimization Routine
LITHO	Lithology codes used in 3-D Block Model
Lithology	Loosely used term referring to rock types, usually based on their appearance in hand specimen or in outcrop.
Logging	The process of recording geological observations of drill core either on paper or on computer disk.
Low Titanium Rhyolite	An important rock type in the Eskay Creek model.
m	Metre
Ma	Million years
Mafic	A general term used to describe iron and magnesium rich rocks.
Magnetic Survey	A geophysical survey, utilizing a magnetometer that measures the intensity of the Earth’s magnetic field.
Magnetite	An important iron ore mineral
Magnetometer	A geophysical instrument used to measure the intensity of and variations within the earth’s magnetic field.
Massive Sulphide	A body of rock made up mainly or wholly of sulphide minerals, such as pyrite, pyrrhotite, or chalcopyrite; often proves to be an orebody. Also, a mineral deposit occurring in massive-sulphide form.
Measured Resource	A resource whose size and grade have been estimated from sampling at places spaced closely enough that its continuity is essentially confirmed.
Metamorphism	A change brought about in rocks within the rocks crust by heat and pressure. Greenschist and amphibolite facies or grade metamorphism are characterized by chlorite and amphibole minerals respectively.

NORTHGATE MINERALS CORPORATION	57

Mesozoic	A geological era ranging in time from 230 to 70 million years ago.
Mineral	A naturally occurring substance having definite physical properties and chemical composition and, if formed under favourable conditions, a definite crystal form.
Mm3	Million cubic metres
Monzonite	A coarse grained igneous intrusive rock with approximately equal amounts of calcium and potassium feldspar
MRDI	consulting firm
Mt	Million tonnes
NAG	Non-Acid Generating rock
NCOMP	Number of Composites used in Grade Interpolation
NPV	Net Present Value
NQ	1.775 inch diameter core
NSP	Net Smelter Price
NSR	Net Smelter Return
NTS	National Topographic System
Option

  An agreement to purchase a property (subject to the buyer reaching defined benchmarks of performance or making payments) between the property vendor and a third party who wishes to explore the property further.

Ore Reserves	Quantities of ore calculated to be within boundaries sufficiently well defined to be characterized as geological or mineable and proven, probable or possible ore reserves.
Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.
Oz/ton	Troy ounces per short ton
PAG	Potentially Acid Generating
Palaeozoic	The geological era ranging in time from 600 million years to 230 million years before present.
Pb	Lead
PDC	Project Design Criteria document
Phyric	A textural term referring to phenocrysts of a particular mineral
Phenocryst	Large crystals within a fine grained ground mass.
Pillow Basalt	An iron and magnesium rich volcanic flow extruded into a submarine setting (similar to current conditions off shore in Hawaii).
Porphyritic	A textural term referring to igneous rocks containing relatively large crystals set in a finer grained matrix.
Porphyry

  As a rock type this refers to a body of intrusive rock containing relatively large crystals in a fine-grained groundmass. As applied to mineral deposits this refers to large tonnage copper (± gold, ± molybdenum) deposits associated with this rock type which may be amenable to open pit mining.

PROF	Net profit calculation per block, inclusive of mining, milling, treatment, refining.

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Proven Ore

  Material for which tonnage is computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established, and for which the computed tonnage and grade are judged to be accurate within stated limits.

QA/QC	Quality Assurance/Quality Control
QSP	Quartz-sericite-pyrite
Raise	A vertical or inclined underground working that has been excavated from the bottom upward.
Recovery	The percentage of the valuable metal in the ore that is recovered by metallurgical treatment.
Refractory Ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.
Reserve	That part of a mineral resource that can be mined profitably.
Resource	The calculated amount of material in a mineral deposit, classified as measured, indicated, or inferred, based on the density of drill hole information uses.
Rhyolite	A volcanic rock compositionally similar to granite this is important in the genetic model for certain deposits, in this case, the Eskay Creek deposit.
Royalty

  An amount of money paid at regular intervals by the lessee or operator of a mining property to a lender or the owner of the ground. Generally based on a certain amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

SAG	Semi-Autogenous Grinding
Schist	A metamorphed rock characterized by parallel arrangement of the bulk of its constituent minerals.
SEDAR	System for Electronic Document and Retrieval
Sericitization	A type of alteration with abundant sericite, a fine grained mica
Silicification	A type of alteration with abundant fine grained silica
SG	Specific Gravity
Skarn	A mineral deposit at or near a contact between an intrusive body and its country rock.
Solvent Extraction-	A metallurgical technique, so far applied only to copper ores, in which
Electrowinning (SX-EW)	metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.
SRF	Smelting, Refining and Freight
Stock	(As applied to rocks) An intrusive rock usually circular or elliptical in cross section, perhaps derived from a larger intrusive body of similar composition.
Stockwork Alteration	Alteration along a network of fractures.
Stripper	Smoothed pit with ramps (Mine site terminology)
Subhedral	A textural term referring to mineral phenocrysts with moderately developed crystal shape.

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Supergene Ore

  Supergene ore has been enriched in native copper and secondary sulphide minerals such as chalcocite and covellite due to the deposition of copper from the overlying layer of ore (leach cap). The copper grade of supergene ore is approximately forty percent (40%) higher than primary hypogene ore.

Sustut	Cretaceous Age rocks.
Syenite	A coarse grained igneous rock characterized by the presence of sodium and potassium feldspar. With increasing quartz content this would grade into granite.
Takla	Triassic Age rocks.
Tetrahedite	A copper-iron-antimony sulphide mineral often with a high silica content.
Toodoggone	Jurassic Age rocks.
tpd	Tonnes per day
TUC	Technical Unit Cost
Ultramafic	General term referring to high iron and magnesium rocks to the virtual exclusion of quartz.
Variogram	A geostatistical graph that represents variation of grade with distance
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
VLF	Very Low Frequency
Volcanogenic	Derived in or by a volcanic process
Vuggy	A cavity in a rock
wmt	wet metric tonnes
Zn	Zinc
Zone	An area of distinct mineralization.

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  SCHEDULE "A"
  TO

  ANNUAL INFORMATION FORM

  FOR THE YEAR ENDED

  DECEMBER 31, 2006

  NORTHGATE MINERALS CORPORATION

  NORTHGATE MINERALS CORPORATION
  AUDIT COMMITTEE CHARTER  1

  Overview and Purpose
  The Audit Committee of Northgate Minerals Corporation ("Northgate") has been formed to enable the Board of Directors of Northgate to perform its obligations with respect to compliance with applicable securities laws and the rules of the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX") where the Corporation’s common shares are traded.

  The Audit Committee is responsible to the Board of Directors of Northgate. The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities with respect to:

    disclosure of financial and related information;

    the relationship with and expectations of the external auditors of Northgate, including the establishment of the independence of the external auditors;

    its relationship with and expectations of the internal auditors function (as applicable);

    the oversight of internal control; and

    any other matters that the Audit Committee feels are important to its mandate or that the Board of Directors chooses to delegate to it.

  The Audit Committee will approve, monitor, evaluate, advise or make recommendations in accordance with this Charter, with respect to the matters set out above.

  Organization
  1. Size and Membership Criteria

  The Audit Committee will consist of three Directors of Northgate.

  Each member of the Audit Committee must be independent of management and free from any interest, business or other relationship, other than interests and relationships arising from holding shares of Northgate or other securities which are exchangeable into shares of Northgate, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of Northgate.

  All members of the Audit Committee should be financially literate and able to read and understand basic financial statements. At least one member of the Audit Committee must have accounting or related financial expertise and should be able to analyze and interpret a full set of financial statements, including notes, in accordance with generally accepted accounting principles.

  2.     Appointment and Vacancies
  The members of the Audit Committee are appointed or reappointed by the Board of Directors following each annual meeting of the shareholders of Northgate. Each member of the Audit Committee will continue to be a member of the Audit Committee until his or her successor is appointed unless he or she resigns or is removed by the Board of Directors of Northgate or ceases to be a Director of Northgate. Where a vacancy occurs at any time in the membership of the Audit Committee it may be filled by the Board of Directors and will be filled by the Board of Directors if the membership of the Audit Committee is less than three Directors as a result of any such vacancy.

  Meetings
  1.     Frequency
  The Audit Committee will meet at least four times per year on a quarterly basis, or more frequently as circumstances require. In addition, the Audit Committee will also meet at least quarterly with management, the internal auditors (as applicable) and the external auditors of Northgate in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately.

[1]	This Charter must be published once every three years in Northgate’s annual report or information circular or following material amendments to the Charter, or on its website.

  NORTHGATE MINERALS CORPORATION

  2.     Chair
  The Board of Directors of Northgate or, in the event of its failure to do so, the members of the Audit Committee, will appoint a Chairman from amongst their number. If the Chairman of the Audit Committee is not present at any meeting of the Audit Committee, the Chairman of the meeting will be chosen by the Audit Committee from among the members present.

  The Audit Committee will also appoint a secretary who need not be a Director of Northgate.

  3.     Time and Place of Meetings
  The time and place of meetings of the Audit Committee and the procedure at such meetings will be determined from time to time by the members of the Audit Committee, provided that:

    a quorum for meetings of the Audit Committee will be two members present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other, notice of the time and place of every meeting will be given in writing, facsimile or electronic means to each member of the Audit Committee, the internal auditors (as applicable), the external auditors and the corporate secretary of Northgate at least 24 hours prior to the time fixed for such meeting.

  Any person entitled to notice of a meeting of the Audit Committee may waive such notice (an attendance at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called).

  The external auditors will be entitled to attend each meeting of the Audit Committee at the expense of Northgate.

  A meeting of the Audit Committee may be called by the corporate secretary of Northgate on the direction of the Chairman or Chief Executive Officer of Northgate, by any member of the Audit Committee, the external auditors or the internal auditors (as applicable). Notwithstanding the foregoing, the Audit Committee will at all times have the right to determine who will and will not be present at any part of any meeting of the Audit Committee.

  4.     Agenda
  The Chairman will ensure that the agenda for each upcoming meeting of the Audit Committee is circulated to each member of the Audit Committee as well as each of the external auditors, internal auditors (as applicable) and corporate secretary of Northgate in advance of the meeting of the Audit Committee not later than five business days prior to each meeting.

  5.     Resources
  The Audit Committee will have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee. The Audit Committee may request any officer or employee of Northgate or its subsidiaries or the legal counsel to Northgate or the external auditors of Northgate to attend any meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

  Duties and Responsibilities
  The Board of Directors of Northgate has delegated the following duties and responsibilities to the Audit Committee, and the Audit Committee will have the sole authority and responsibility to carry out these duties and responsibilities.

  1.     Financial Statements and Related Information
  The Audit Committee will review and discuss with management, the internal auditors (as applicable) and the external auditors of Northgate the following financial statements and related information:

    annual audited financial statements of Northgate, including notes;

    interim financial statements of Northgate;

    management discussion and analysis relating to each of the annual audited financial statements and the interim financial statements of Northgate;

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    news releases and material change reports announcing annual or interim financial results or otherwise disclosing the financial performance of Northgate, including the use of non-GAAP earnings measures;

    all financial-related disclosure to be included in or incorporated by reference into any prospectus that may be prepared by Northgate; and

    annual report, annual information form and management information or proxy circular.

  As part of this review process, the Audit Committee should meet with the external auditors without management present to receive input from the external auditors with respect to the acceptability and quality of the financial disclosure and related documents.

  Following the review by the Audit Committee of the documents set out above, the Audit Committee will recommend to the Board of Directors of Northgate, if appropriate, that such documents be approved by the Board of Directors and filed with all applicable securities regulatory bodies and/or be sent to shareholders. If Northgate lists its securities on a stock exchange in a jurisdiction other than Canada, the Audit Committee should review the equivalent applicable documentation and procedures.

  2.     Appointment of External Auditors
  The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the external auditors of Northgate (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing its audit report or related work.

  The Audit Committee has the sole authority to review in advance and grant any appropriate approvals of all auditing services to be provided by the external auditors of Northgate and any non-audit services to be provided by the external auditors of Northgate as permitted by applicable securities laws and the Toronto Stock Exchange.

  The Audit Committee will review on an annual basis the performance of the external auditors of Northgate. The Audit Committee will discuss with the external auditors any disclosed relationships or services that the external auditors propose to provide to Northgate or any of its subsidiaries that may impact the objectivity and independence of the external auditors in order to satisfy itself of the independence of the external auditors.

  On an annual basis the Audit Committee will obtain and review an annual report from the external auditors describing the external auditors’ internal quality control procedures and any material issues raised by the most recent internal quality control review or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues. In addition, the Audit Committee will review on an annual basis the scope and plan of the work to be done by the external auditors of Northgate for the coming financial year.

  3.     Internal Audit Function
  The Audit Committee is responsible for reviewing with management of Northgate the following:

    plans regarding any changes in accounting practices or policies and the financial impact thereof;

    areas of management judgment and estimates that have a significant effect on the financial statements of Northgate and its subsidiaries;

    any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of Northgate and its subsidiaries which would have a material current or future effect on the financial condition of Northgate;

    major risk exposures facing Northgate and the steps that management has taken to monitor, control and manage such exposures, including Northgate’s risk assessment and risk management guidelines and policies;

    any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of Northgate and its subsidiaries and the manner in which these matters have been disclosed in the financial statements;

    annual sign-off by senior management of compliance certificates with the code of conduct and ethics.

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  4.     Internal Controls
  In consultation with the external auditors, the Audit Committee is responsible for reviewing the adequacy of Northgate’s internal control structures and procedures designed to ensure compliance with applicable laws and regulations.

  The Audit Committee will review:

    the internal control report prepared by management, including management’s assessment of the effectiveness of Northgate’s internal control structure and procedures for financial reporting; and

    the attestation and report by the external auditors of Northgate on the assessment made by management.

  5.     Whistleblower Policy
  The Audit Committee has adopted a Whistleblower Policy to facilitate the reporting by Northgate directors, officers or employees of any Accounting Irregularities.

  Revised November 23, 2006

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